Kristin H. Burns To Call Writer Directly: +1 646 444 9998	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800	Facsimile: +1 212 446 4900
Kristin.burns@kirkland.com	www.kirkland.com

October 16, 2026

By EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blue Owl Technology Finance Corp.

File No. 000-55977

Filing Pursuant to Section 33 of the Investment Company Act of 1940

Dear Ladies and Gentlemen:

On behalf of Blue Owl Technology Finance Corp. (the “Company”) and certain affiliated persons thereof, and pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing please find a copy of the summons and class action complaint filed in the Supreme Court of the State of New York County of New York on October 5, 2026 by Randy Lewis, individually and on behalf of all others similarly situated, as plaintiff, against the Company, certain directors and officers of the Company and Blue Owl Capital Inc., as defendants.

* * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 646.444.9998 or by email at kristin.burns@kirkland.com.

Sincerely,

/s/ Kristin H. Burns
Kristin H. Burns

CAUTION: THIS DOCUMENT HAS NOT YET BEEN REVIEWED BY THE COUNTY CLERK. (See below.)	INDEX NO. UNASSIGNED

NYSCEF DOC. NO. 1	RECEIVED NYSCEF: 10/05/2026

SUPREME COURT OF THE STATE OF NEW YORK COUNTY OF NEW YORK
X

:
RANDY LEWIS, Individually and On Behalf of All Others Similarly Situated,	: : :	Index No.
Plaintiff, vs.	: : :	SUMMONS
BLUE OWL TECHNOLOGY FINANCE CORP., CRAIG W. PACKER, EDWARD D’ALELIO, MELISSA WEILER, CHRISTOPHER M. TEMPLE, ERIC KAYE, VICTOR WOOLRIDGE, JONATHAN LAMM, MATTHEW SWATT, SHARI WITHEM, and BLUE OWL CAPITAL INC.,	: : : : : : :
:
Defendants.	:
:
X

This is a copy of a pleading filed electronically pursuant to New York State court rules (22 NYCRR §202.5-b(d)(3)(i)) which, at the time of its printout from the court system’s electronic website, had not yet been reviewed and approved by the County Clerk. Because court rules (22 NYCRR §202.5[d]) authorize the County Clerk to reject filings for various reasons, readers should be aware that documents bearing this legend may not have been accepted for filing by the County Clerk.	1 of 51

CAUTION: THIS DOCUMENT HAS NOT YET BEEN REVIEWED BY THE COUNTY CLERK. (See below.)	INDEX NO. UNASSIGNED

NYSCEF DOC. NO. 1	RECEIVED NYSCEF: 10/05/2026

BLUE OWL TECHNOLOGY FINANCE CORP.	CRAIG W. PACKER
HQ: 399 Park Avenue New York, NY 10022 c/o Registered Agent: United Agent Group, Inc. 2405 York Road, Suite 201-C Lutherville-Timonium, MD 21093	25 Dairy Road Greenwich, CT 06830

EDWARD D’ALELIO 5264 Sea Chase Drive, Unit 1 Fernandina Beach, FL 32034	MELISSA WEILER 2665 North Farmington Heights Charlottesville, VA 22901

CHRISTOPHER M. TEMPLE 5304 Nakoma Drive Dallas, TX 75209	ERIC KAYE 2 Cavendish Gulf Road Cavendish, VT 05142

VICTOR WOOLRIDGE 146 Longhill Street	JONATHAN LAMM 397 Terhune Avenue
Springfield, MA 01108	Passaic, NJ 07055

MATTHEW SWATT 221 Woodlands Avenue White Plains, NY 10607	SHARI WITHEM 109 Christopher Columbus Drive, Apt. 506 Jersey City, NJ 07302

BLUE OWL CAPITAL INC.
Registered Agent:
United Agent Group, Inc. 1521 Concord Pike, Suite 201
Wilmington, DE 19803

This is a copy of a pleading filed electronically pursuant to New York State court rules (22 NYCRR §202.5-b(d)(3)(i)) which, at the time of its printout from the court system’s electronic website, had not yet been reviewed and approved by the County Clerk. Because court rules (22 NYCRR §202.5[d]) authorize the County Clerk to reject filings for various reasons, readers should be aware that documents bearing this legend may not have been accepted for filing by the County Clerk.	2 of 51

CAUTION: THIS DOCUMENT HAS NOT YET BEEN REVIEWED BY THE COUNTY CLERK. (See below.)	INDEX NO. UNASSIGNED

NYSCEF DOC. NO. 1	RECEIVED NYSCEF: 10/05/2026

TO: THE ABOVE NAMED DEFENDANTS

YOU ARE HEREBY SUMMONED to answer the complaint in this action and to serve a copy of your answer, or, if the complaint is not served with this summons, to serve a notice of appearance, on Plaintiff’s attorneys within 20 days after the service of this summons, exclusive of the day of service (or within 30 days after the service is complete if this summons is not personally delivered to you within the State of New York); and in case of your failure to appear or answer, judgment will be taken against you by default for the relief demanded in the complaint.

Plaintiff designates New York County as the place of trial. Venue is proper because certain of the defendants reside in this County and/or conduct substantial business in this County, the defendants directed activities into this County out of which this lawsuit arises, and many of the wrongful acts alleged herein occurred in this County.

DATED: October 5, 2026	ROBBINS GELLER RUDMAN & DOWD LLP
SAMUEL H. RUDMAN JOSEPH RUSSELLO

/s/ Samuel H. Rudman
SAMUEL H. RUDMAN

58 South Service Road, Suite 200
Melville, NY 11747 Telephone: 631/367-7100 631/367-1173 (fax) srudman@rgrdlaw.com jrussello@rgrdlaw.com

GIRARD SHARP LLP
ADAM E. POLK (pro hac vice forthcoming) 601 California Street, Suite 1400
San Francisco, CA 94108 Telephone: 415/981-4800 415/981-4846 (fax) apolk@girardsharp.com

This is a copy of a pleading filed electronically pursuant to New York State court rules (22 NYCRR §202.5-b(d)(3)(i)) which, at the time of its printout from the court system’s electronic website, had not yet been reviewed and approved by the County Clerk. Because court rules (22 NYCRR §202.5[d]) authorize the County Clerk to reject filings for various reasons, readers should be aware that documents bearing this legend may not have been accepted for filing by the County Clerk.	3 of 51

CAUTION: THIS DOCUMENT HAS NOT YET BEEN REVIEWED BY THE COUNTY CLERK. (See below.)	INDEX NO. UNASSIGNED

NYSCEF DOC. NO. 1	RECEIVED NYSCEF: 10/05/2026

MALMFELDT LAW GROUP P.C.
PAUL D. MALMFELDT (pro hac vice forthcoming) 120 N. LaSalle Street, Suite 2000
Chicago, IL 60602 Telephone: 312/606-8625 312/443-1665 (fax) pdm@malmfeldt.com

Attorneys for Plaintiff

This is a copy of a pleading filed electronically pursuant to New York State court rules (22 NYCRR §202.5-b(d)(3)(i)) which, at the time of its printout from the court system’s electronic website, had not yet been reviewed and approved by the County Clerk. Because court rules (22 NYCRR §202.5[d]) authorize the County Clerk to reject filings for various reasons, readers should be aware that documents bearing this legend may not have been accepted for filing by the County Clerk.	4 of 51

CAUTION: THIS DOCUMENT HAS NOT YET BEEN REVIEWED BY THE COUNTY CLERK. (See below.)	INDEX NO. UNASSIGNED

NYSCEF DOC. NO. 1	RECEIVED NYSCEF: 10/05/2026

SUPREME COURT OF THE STATE OF NEW YORK COUNTY OF NEW YORK
X

:
RANDY LEWIS, Individually and on Behalf of All Others Similarly Situated,	: :	Index No.
	:	CLASS ACTION
Plaintiff, vs.	: : :	COMPLAINT FOR VIOLATIONS OF THE SECURITIES ACT OF 1933

BLUE OWL TECHNOLOGY FINANCE CORP., CRAIG W. PACKER, EDWARD D’ALELIO, MELISSA WEILER, CHRISTOPHER M. TEMPLE, ERIC KAYE, VICTOR WOOLRIDGE, JONATHAN LAMM, MATTHEW SWATT, SHARI WITHEM, and BLUE OWL CAPITAL INC.,	: : : : : : :	DEMAND FOR JURY TRIAL
Defendants.	: :
X

This is a copy of a pleading filed electronically pursuant to New York State court rules (22 NYCRR §202.5-b(d)(3)(i)) which, at the time of its printout from the court system’s electronic website, had not yet been reviewed and approved by the County Clerk. Because court rules (22 NYCRR §202.5[d]) authorize the County Clerk to reject filings for various reasons, readers should be aware that documents bearing this legend may not have been accepted for filing by the County Clerk.	5 of 51

CAUTION: THIS DOCUMENT HAS NOT YET BEEN REVIEWED BY THE COUNTY CLERK. (See below.)	INDEX NO. UNASSIGNED

NYSCEF DOC. NO. 1	RECEIVED NYSCEF: 10/05/2026

Plaintiff Randy Lewis (“Plaintiff”), individually and on behalf of all others similarly situated, alleges the following based upon personal knowledge as to Plaintiff and his own acts, and upon information and belief as to all other matters based on the investigation conducted by and through Plaintiff’s attorneys, which included, among other things, a review of U.S. Securities and Exchange Commission (“SEC”) filings by Blue Owl Technology Finance Corp. (“OTF” or the “Company”) and Blue Owl Technology Finance Corp. II (“Blue Owl Technology II”), as well as press releases, analyst reports, and other media concerning OTF, Blue Owl Technology II, and Blue Owl Capital Inc. (“Blue Owl Capital”).

SUMMARY OF THE ACTION

1. This is a securities class action on behalf of all former Blue Owl Technology II shareholders who acquired shares of OTF common stock in direct exchange for their shares of Blue Owl Technology II, pursuant to the N-14 registration statement, 424B3 prospectus, related oral communications, and all amendments thereto and additional materials incorporated therein (collectively, the “Registration Statement” or “Offering Materials”), issued in connection with the March 24, 2025 merger transaction by which OTF acquired Blue Owl Technology II (the “Merger” or “Merger Exchange”). Plaintiff asserts non-fraud strict liability causes of action under §§11, 12(a)(2), and 15 of the Securities Act of 1933 (“Securities Act”) against the Company, certain current and former officers and directors of OTF, Blue Owl Technology II, and Blue Owl Capital.

2. At the time of the Merger, the Company and Blue Owl Technology II were both public, non-listed business development companies (“BDCs”), meaning: (1) they were public, because they were registered with the SEC, could sell securities to the investing public rather than only to qualified investors, and were required to file reports with the SEC; and (2) they were non-listed, because their common stock was not listed on any national securities exchange. After the Merger, on June 12, 2025 (the “Listing Date”), the Company’s stock became listed on the New York Stock Exchange (“NYSE”) under the ticker symbol “OTF.”

This is a copy of a pleading filed electronically pursuant to New York State court rules (22 NYCRR §202.5-b(d)(3)(i)) which, at the time of its printout from the court system’s electronic website, had not yet been reviewed and approved by the County Clerk. Because court rules (22 NYCRR §202.5[d]) authorize the County Clerk to reject filings for various reasons, readers should be aware that documents bearing this legend may not have been accepted for filing by the County Clerk.	6 of 51

CAUTION: THIS DOCUMENT HAS NOT YET BEEN REVIEWED BY THE COUNTY CLERK. (See below.)	INDEX NO. UNASSIGNED

NYSCEF DOC. NO. 1	RECEIVED NYSCEF: 10/05/2026

3. The Company’s business purpose is to provide private credit financing to U.S. software and other technology-related companies. Private credit refers to financing through which non-bank financial institutions, including BDCs, provide financing directly to businesses through loans and preferred equity financing. Private credit financing is primarily used by mid-sized, non-investment grade companies that need capital, often for leveraged buyouts (“LBOs”), and cannot obtain financing through bank syndicated loans and public bond markets.

4. As of December 31, 2024, the Company, on a standalone basis and prior to the Merger, held investments valued at approximately $6.4 billion, consisting primarily of first lien debt, and common and preferred equity, the vast majority of which investments were illiquid. A substantial portion of OTF’s investments are in software companies operating under a Software-as-a-Service (“SaaS”) business model.

5. In connection with the Merger, the Company solicited and sold a total of 250,738,523 common shares directly to Blue Owl Technology II stockholders, as follows: Blue Owl Technology II stockholders received 0.9113 shares of OTF common stock in direct exchange for each Blue Owl Technology II share they owned immediately prior to the Merger close. All of these newly issued shares of OTF common stock were registered, solicited, and sold directly to Plaintiff and other former Blue Owl Technology II shareholders pursuant to the Offering Materials.

6. The Offering Materials contained untrue statements of material fact, materially incomplete and misleading statements, and omitted material facts that were both required by governing regulations and necessary to make the statements made therein not misleading.

This is a copy of a pleading filed electronically pursuant to New York State court rules (22 NYCRR §202.5-b(d)(3)(i)) which, at the time of its printout from the court system’s electronic website, had not yet been reviewed and approved by the County Clerk. Because court rules (22 NYCRR §202.5[d]) authorize the County Clerk to reject filings for various reasons, readers should be aware that documents bearing this legend may not have been accepted for filing by the County Clerk.	7 of 51

CAUTION: THIS DOCUMENT HAS NOT YET BEEN REVIEWED BY THE COUNTY CLERK. (See below.)	INDEX NO. UNASSIGNED

NYSCEF DOC. NO. 1	RECEIVED NYSCEF: 10/05/2026

7. For example, the Offering Materials attested that the “accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”),” and that the Company’s valuation policy was “consistent with” Financial Accounting Standards Board Accounting Standards Codification 820, Fair Value Measurements (“ASC 820”). The Offering Materials also stated that the Company’s valuation policy accounted for “overall changes in the interest rate environment,” the “estimated enterprise value of a portfolio company,” and a “portfolio company’s ability to make payments based on its earnings and cash flow.”

8. In truth, these and related attestations of GAAP compliance and OTF’s accounting practices were materially false and misleading because the Company’s policies for valuing its investments did not comply with ASC 820. Under ASC 820, the “fair value measurement” for an illiquid asset is an estimate of the price for which it would sell in an orderly transaction between market participants as of the date of measurement. Since fair value must be determined from the perspective of a reasonable market participant, ASC 820 required the Company to factor in all reasonably available information that a market participant would consider in pricing the asset.

9. The Company, however, failed to reflect in its valuations critical factors that reasonable market participants would consider, including the increased credit risk that the spike in interest rates before the Merger created for its highly leveraged, floating-rate borrowers, or the higher market yields and credit spreads that market participants would have required for loans to those borrowers. Between March 2022 and July 2023, the Effective Federal Funds Rate (“EFFR”) increased by 525 basis points, from 0.08% to 5.33%. The spike in interest rates dramatically increased capital costs for the Company’s borrowers, nearly all of which had debt with variable interest rates, and many of which were highly leveraged. Across the Company’s loan portfolio, the risk of default increased.

This is a copy of a pleading filed electronically pursuant to New York State court rules (22 NYCRR §202.5-b(d)(3)(i)) which, at the time of its printout from the court system’s electronic website, had not yet been reviewed and approved by the County Clerk. Because court rules (22 NYCRR §202.5[d]) authorize the County Clerk to reject filings for various reasons, readers should be aware that documents bearing this legend may not have been accepted for filing by the County Clerk.	8 of 51

CAUTION: THIS DOCUMENT HAS NOT YET BEEN REVIEWED BY THE COUNTY CLERK. (See below.)	INDEX NO. UNASSIGNED

NYSCEF DOC. NO. 1	RECEIVED NYSCEF: 10/05/2026

10. The spike in interest rates between March 2022 and July 2023, and the corresponding increases in interest expense experienced by borrowers with variable rate debt, also forced investors in public and private SaaS companies to shift their focus from revenue growth to cash burn rates and profitability. The result was a compression in equity valuations. Whereas the equity of public and private SaaS companies traded at multiples between 15x and 30x of their annual recurring revenue (“ARR”) during 2021, by 2024 ARR multiples had fallen to 6x to 8x. Dramatically decreased equity valuations of SaaS companies corresponded to dramatically decreased enterprise valuations, dramatically increased leverage ratios, and materially increased credit risk. However, the Company’s loan valuation methodology failed to factor in the decreases in enterprise valuations of its SaaS portfolio companies.

11. The Company’s valuation methodology also failed to factor in the effects of artificial intelligence (“AI”) disruption upon traditional software companies. By 2024, new software companies offering AI-centered products had entered the market, increasing competition for many of OTF’s software portfolio companies, causing them to lose market share and experience slower growth. AI also decreased development costs for software startups, as it became possible for AI coding agents to build and test code for software faster and more efficiently than traditional software companies (such as those in OTF’s portfolio).

12. Beyond catalyzing the entry of new competitors to the market, AI advancements were challenging OTF’s SaaS portfolio companies in other ways. SaaS companies provide customers access to their products through recurring subscriptions, increasing fees incrementally based on the number of the customer’s users (or “seats”). By 2024, AI had advanced to the point where AI agents could operate software applications independently, creating the opportunity for SaaS customers to reduce staff, and to pay for fewer users to access software, by utilizing AI agents (instead of staff members) to operate the software. AI also enabled businesses to automate certain administrative tasks that were traditionally performed with software. Therefore, while many SaaS companies had once been able to count on predictable revenue from recurring subscriptions, at the time of the Merger, AI disruption was threatening the SaaS business model.

This is a copy of a pleading filed electronically pursuant to New York State court rules (22 NYCRR §202.5-b(d)(3)(i)) which, at the time of its printout from the court system’s electronic website, had not yet been reviewed and approved by the County Clerk. Because court rules (22 NYCRR §202.5[d]) authorize the County Clerk to reject filings for various reasons, readers should be aware that documents bearing this legend may not have been accepted for filing by the County Clerk.	9 of 51

CAUTION: THIS DOCUMENT HAS NOT YET BEEN REVIEWED BY THE COUNTY CLERK. (See below.)	INDEX NO. UNASSIGNED

NYSCEF DOC. NO. 1	RECEIVED NYSCEF: 10/05/2026

13. For OTF, AI disruption translated to an increase in the risk that its software portfolio companies would default on their loans because of lost revenue. And since reasonable market participants place lower value on loans when the risk of default increases, AI disruption resulted in decreasing the fair value of loans held by OTF before the Merger. However, while GAAP required OTF to account for AI disruption in valuing its investments in software companies, OTF failed to do so.

14. The Company’s use of a deficient process for measuring the fair value of its investments in violation of GAAP resulted in numerous material errors in the Company’s financial statements incorporated into the Offering Materials, including for 2023 and the third quarter of 2024. Among other inaccuracies, the incorporated financial statements materially overstated the Company’s total investments at fair value and earnings per share, and materially understated the Company’s total net change in unrealized loss.

15. In addition to containing factual misrepresentations related to the Company’s valuation policies, GAAP compliance and financial performance, the Offering Materials contained misleading representations concerning OTF’s investments in software companies. For example, the Offering Materials represented that OTF invested in companies that are “dominant or growing players,” with “compelling business models,” which have “strong customer retention rates” and “highly recurring and predictable revenue.” In fact, at the time of the Merger, because of AI disruption, many of OTF’s portfolio companies were facing increased competition, slowing growth, reduced customer retention rates, a loss of recurring revenue, and increasingly unpredictable revenue.

This is a copy of a pleading filed electronically pursuant to New York State court rules (22 NYCRR §202.5-b(d)(3)(i)) which, at the time of its printout from the court system’s electronic website, had not yet been reviewed and approved by the County Clerk. Because court rules (22 NYCRR §202.5[d]) authorize the County Clerk to reject filings for various reasons, readers should be aware that documents bearing this legend may not have been accepted for filing by the County Clerk.	10 of 51

CAUTION: THIS DOCUMENT HAS NOT YET BEEN REVIEWED BY THE COUNTY CLERK. (See below.)	INDEX NO. UNASSIGNED

NYSCEF DOC. NO. 1	RECEIVED NYSCEF: 10/05/2026

16. The Offering Materials also omitted material information that Defendants had an affirmative duty to disclose under the SEC rules and regulations governing the preparation of the Offering Materials. Item 303 of SEC Regulation S-K, 17 C.F.R. §229.303 (“Item 303”), required disclosure of any events, trends, or uncertainties that were known to management and that had caused or were reasonably likely to cause the Company’s reported financial information not to be indicative of future operating results. Item 303 further required Defendants to quantify and disclose the anticipated material effects of any such known events, trends, or uncertainties, as well as the factors that contributed thereto. Ahead of the Merger, the spike in interest rates had increased the credit risk for many of the Company’s highly leveraged, floating-rate borrowers and the market yields and credit spreads market participants would have required, thereby affecting the fair value of the Company’s investment portfolio. AI disruption had likewise affected the fair value of the Company’s investment portfolio, and Item 303 required disclosure of those developments as events, trends, and uncertainties. The Offering Materials, however, failed to disclose this required information or its implications for the Company.

17. Additionally, Item 105 of SEC Regulation S-K, 17 C.F.R. §229.105 (“Item 105”), required, in the “Risk Factor” section of the Offering Materials, (a) a discussion of the most significant factors that made the offering of OTF stock in the Merger risky or speculative and (b) an adequate description of each risk factor, with sufficient specificity to provide meaningful information regarding each risk in the unique context of the Company’s business and operations. But the Offering Materials’ discussion of risk factors did not mention, much less accurately disclose, the most prominent risks and anticipated negative impacts related to AI disruption or the spike in interest rates, as detailed herein. Additionally, the Offering Materials failed to warn that the Company’s valuation policy might not comply with ASC 820 because of the Company’s failure to account for factors critical to market participants.

This is a copy of a pleading filed electronically pursuant to New York State court rules (22 NYCRR §202.5-b(d)(3)(i)) which, at the time of its printout from the court system’s electronic website, had not yet been reviewed and approved by the County Clerk. Because court rules (22 NYCRR §202.5[d]) authorize the County Clerk to reject filings for various reasons, readers should be aware that documents bearing this legend may not have been accepted for filing by the County Clerk.	11 of 51

CAUTION: THIS DOCUMENT HAS NOT YET BEEN REVIEWED BY THE COUNTY CLERK. (See below.)	INDEX NO. UNASSIGNED

NYSCEF DOC. NO. 1	RECEIVED NYSCEF: 10/05/2026

18. With the Offering Materials’ alleged misrepresentations and omissions, Defendants completed the Merger Exchange and thereby successfully solicited and sold approximately 250 million new shares of OTF stock to Plaintiff and other former Blue Owl Technology II shareholders. After the Merger, information emerged confirming that the Offering Materials misrepresented and omitted material information. As the truth gradually emerged, the price of OTF shares suffered severe declines.

19. All told, the Company’s share price has declined by over 40% since its NYSE listing on June 12, 2025. Plaintiff brings this action on behalf of former Blue Owl Technology II shareholders who suffered substantial losses as a result of Defendants’ misconduct in connection with the Merger Exchange.

JURISDICTION AND VENUE

20. The causes of action alleged herein arise under §§11, 12(a)(2) and 15 of the Securities Act.

21. This Court has subject matter jurisdiction over this action under the New York Constitution, Article VI, §7(a), and §22 of the Securities Act, 15 U.S.C. §77v. Removal is barred by §22 of the Securities Act.

22. This Court has personal jurisdiction under Rules 301 and 302(a) of the New York Civil Practice Law and Rules (“CPLR”) because the Offering Materials (defined herein) were prepared and reviewed, in part, in New York, Defendants and their agents solicited the subject securities and transmitted and otherwise disseminated the Offering Materials to investors in New York, and OTF shares trade publicly on a securities exchange located in New York.

23. This Court has personal jurisdiction over each Defendant named herein because each conducted business in New York before and at the time of the Merger, including drafting and reviewing the Offering Materials and soliciting investors in New York. In addition, certain defendants, including OTF and Blue Owl Capital, are based in New York.

This is a copy of a pleading filed electronically pursuant to New York State court rules (22 NYCRR §202.5-b(d)(3)(i)) which, at the time of its printout from the court system’s electronic website, had not yet been reviewed and approved by the County Clerk. Because court rules (22 NYCRR §202.5[d]) authorize the County Clerk to reject filings for various reasons, readers should be aware that documents bearing this legend may not have been accepted for filing by the County Clerk.	12 of 51

CAUTION: THIS DOCUMENT HAS NOT YET BEEN REVIEWED BY THE COUNTY CLERK. (See below.)	INDEX NO. UNASSIGNED

NYSCEF DOC. NO. 1	RECEIVED NYSCEF: 10/05/2026

24. Venue is proper pursuant to CPLR §503(a) because a substantial part of the events or omissions giving rise to the causes of action alleged occurred in this County.

PARTIES

25. Plaintiff Randy Lewis, a shareholder of Blue Owl Technology II prior to the Merger, directly acquired shares of OTF common stock in direct exchange for his shares of Blue Owl Technology II in the Merger pursuant to the Registration Statement, and was damaged thereby.

26. Defendant OTF is a Maryland corporation that maintains its headquarters in New York, New York, and is regulated as a BDC under the Investment Company Act of 1940, as amended (the “ICA”). OTF acquired Blue Owl Technology II in the Merger, a transaction valued at approximately $4.278 billion (based on the closing net asset value (“NAV”) of Blue Owl Technology II as of March 23, 2025) that included the issuance of over 250 million shares of OTF common stock.

27. Defendant Craig W. Packer, served, at the time of the Merger, as Chief Executive Officer (“CEO”) and as a Director of the Company and Blue Owl Technology II. Additionally, defendant Packer was employed as Co-President of defendant Blue Owl Capital at the time of the Merger. He reviewed, contributed to, and signed the Offering Materials.

28. Defendant Edward D’Alelio served, at the time of the Merger, as Chairman of the Company. He reviewed, contributed to, and signed the Offering Materials.

29. Defendant Melissa Weiler served, at the time of the Merger, as a Director of the Company. She reviewed, contributed to, and signed the Offering Materials.

30. Defendant Christopher M. Temple served, at the time of the Merger, as a Director of the Company. He reviewed, contributed to, and signed the Offering Materials.

This is a copy of a pleading filed electronically pursuant to New York State court rules (22 NYCRR §202.5-b(d)(3)(i)) which, at the time of its printout from the court system’s electronic website, had not yet been reviewed and approved by the County Clerk. Because court rules (22 NYCRR §202.5[d]) authorize the County Clerk to reject filings for various reasons, readers should be aware that documents bearing this legend may not have been accepted for filing by the County Clerk.	13 of 51

CAUTION: THIS DOCUMENT HAS NOT YET BEEN REVIEWED BY THE COUNTY CLERK. (See below.)	INDEX NO. UNASSIGNED

NYSCEF DOC. NO. 1	RECEIVED NYSCEF: 10/05/2026

31. Defendant Eric Kaye served, at the time of the Merger, as a Director of the Company. He reviewed, contributed to, and signed the Offering Materials.

32. Defendant Victor Woolridge served, at the time of the Merger, as a Director of the Company. He reviewed, contributed to, and signed the Offering Materials.

33. Defendant Jonathan Lamm served, at the time of the Merger, as Chief Operating Officer and Chief Financial Officer of the Company. He was also employed as a Managing Director of Blue Owl Capital at the time of the Merger. He reviewed, contributed to, and signed the Offering Materials.

34. Defendant Matthew Swatt served, at the time of the Merger, as Co-Chief Accounting Officer, Co-Treasurer and Co-Controller of the Company. He was also employed as a Managing Director of Blue Owl Capital at the time of the Merger. He reviewed, contributed to, and signed the Offering Materials.

35. Defendant Shari Withem served, at the time of the Merger, as Co-Chief Accounting Officer, Co-Treasurer and Co-Controller of the Company. She is also employed as a Managing Director of Blue Owl Capital. She reviewed, contributed to, and signed the Offering Materials.

36. The individuals named as Defendants are referred to herein as the “Individual Defendants.” Each Individual Defendant signed the Registration Statement, solicited the purchase of securities issued pursuant thereto, and planned and contributed to the Merger and Offering Materials.

37. Defendant Blue Owl Capital is a Delaware corporation headquartered in New York, New York. Blue Owl Capital is an affiliate of Blue Owl Technology Credit Advisors LLC (the “Adviser”), the adviser of OTF, and Blue Owl Technology Credit Advisors II LLC, which was the adviser of Blue Owl Technology II prior to the Merger. Blue Owl Capital exercised control over Defendants Lamm, Packer, Swatt and Withem who, within the scope of their employment for Blue Owl Capital, reviewed, contributed to, and signed the Offering Materials.

This is a copy of a pleading filed electronically pursuant to New York State court rules (22 NYCRR §202.5-b(d)(3)(i)) which, at the time of its printout from the court system’s electronic website, had not yet been reviewed and approved by the County Clerk. Because court rules (22 NYCRR §202.5[d]) authorize the County Clerk to reject filings for various reasons, readers should be aware that documents bearing this legend may not have been accepted for filing by the County Clerk.	14 of 51

CAUTION: THIS DOCUMENT HAS NOT YET BEEN REVIEWED BY THE COUNTY CLERK. (See below.)	INDEX NO. UNASSIGNED

NYSCEF DOC. NO. 1	RECEIVED NYSCEF: 10/05/2026

BACKGROUND

A.	The Company’s Business

38. The Company is regulated as a BDC under the ICA. A BDC is a type of closed-end investment company that was created by Congress through the Small Business Investment Incentive Act of 1980, which was an amendment to the ICA. The legislation was intended to promote capital investment by closed-end funds to small and middle-market businesses.

39. The Company describes itself as a specialty finance BDC focused on making debt and equity investments in U.S. technology-related companies, with a strategic focus on software. Its investment portfolio consists primarily of first lien debt, but also includes investments in second lien debt, unsecured debt, special financing debt investments, joint ventures, and common and preferred equity investments. The Company is presently the largest software-focused BDC by total assets, with over $14 billion in reported total assets and investments in nearly 200 portfolio companies as of December 31, 2025.

40. The Company makes use of leverage to execute on its investment strategy, borrowing money to make investments and making money on the spread between its investment profits and borrowing costs. Shortly before the Merger, as of December 31, 2024, the Company had debt of approximately $2.9 billion, and valued its assets at approximately $6.4 billion, on a standalone basis.

41. The Company makes investments through private credit markets. Private credit refers to financing through which non-bank financial institutions, including BDCs, provide financing directly to businesses through loans and preferred equity financing. Private credit financing is primarily used by mid-sized, non-investment grade companies or private equity-backed firms that need capital, often for LBOs, which cannot obtain financing through bank syndicated loans or public bond markets. A substantial portion of the financing provided by the Company has been used to finance LBOs of mid-sized technology companies.

This is a copy of a pleading filed electronically pursuant to New York State court rules (22 NYCRR §202.5-b(d)(3)(i)) which, at the time of its printout from the court system’s electronic website, had not yet been reviewed and approved by the County Clerk. Because court rules (22 NYCRR §202.5[d]) authorize the County Clerk to reject filings for various reasons, readers should be aware that documents bearing this legend may not have been accepted for filing by the County Clerk.	15 of 51

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42. In the Offering Materials, the Company stated that it “invests in a broad range of established and high growth technology companies with a focus on enterprise software companies that are capitalizing on the large and growing demand for enterprise software products and services.” Additionally, the Offering Materials indicated that the Company intends to invest at least 80% of the value of its total assets in “technology-related” companies. As of September 30, 2024, the Company reported that 37.9% of its investments (by fair value) were in applications and enterprise software companies, and an additional 16% of the Company’s investments were in healthcare technology companies.

43. In the Offering Materials, the Company reported that it invests in companies with “compelling business models,” that are “dominant or growing players,” with “strong customer retention rates,” and “highly recurring and predictable revenue.” With respect to loan investments, the Company indicated that “historical default rates for technology and software companies have been lower, and recovery rates have been higher, as compared to the broader leveraged finance market. . . .” And with respect to “equity and equity-linked investments,” the Company said it seeks to structure those investments “with meaningful shareholder protections. . . . ”

44. While the Company’s portfolio companies purportedly have “highly recurring and predictable revenue,” the Company accepts non-cash payment-in-kind (“PIK”) interest dividends from a substantial portion of them. In a PIK loan financing arrangement, the interest due from the borrower is added to the loan’s principal balance. PIK therefore allows borrowers to defer cash interest until loan maturity, causing the debt balance to grow. Similarly, in the case of preferred equity, PIK dividends are added to the principal balance. PIK financing is often utilized when the borrower is facing distress or cash constraints.

This is a copy of a pleading filed electronically pursuant to New York State court rules (22 NYCRR §202.5-b(d)(3)(i)) which, at the time of its printout from the court system’s electronic website, had not yet been reviewed and approved by the County Clerk. Because court rules (22 NYCRR §202.5[d]) authorize the County Clerk to reject filings for various reasons, readers should be aware that documents bearing this legend may not have been accepted for filing by the County Clerk.	16 of 51

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45. OTF is heavily invested in mid-sized traditional software companies. Since at least early 2024, traditional midsized software companies have experienced slowing growth resulting in part from rapid developments in AI. New market entrants, offering products centered on AI, have increased competition. On the other hand, technology giants, such as Microsoft, Google, and Oracle, have invested billions in AI, adding further pressure. Mid-sized software and technology companies also faced significant challenges in 2024 because of inflation and elevated interest rates, which increased their capital costs. At the time of the Merger, these developments posed significant risks to the business models, growth, and creditworthiness of traditional, mid-sized software companies, including OTF’s portfolio companies, and accordingly, posed unique, nonpublic risks to OTF. Plaintiff and other Blue Owl Technology II investors failed to appreciate or understand these developments and their implications for the post-Merger Company, which Defendants recognized, yet overlooked or negligently disregarded, when preparing the Offering Materials.

B.	The Company’s Adviser

46. The Company is externally managed by Blue Owl Technology Credit Advisors LLC, an affiliate of Defendant Blue Owl Capital. The Adviser is an investment adviser registered with the SEC under the Investment Advisers Act of 1940 (the “IAA”). The IAA regulates the structure and operations of investment funds and seeks to protect the public by requiring full disclosure of financial conditions and investment policies. The IAA details rules and regulations that investment companies must follow when offering securities, and imposes registration requirements and mandatory disclosure requirements. In addition, the IAA imposes fiduciary duties on investment advisers.

47. The Adviser is the valuation designee of OTF’s portfolio investments pursuant to SEC Rule 2a-5 under the ICA. The Adviser also serves as OTF’s administrator pursuant to an administration agreement (the “Administration Agreement”) between the Adviser and OTF. Under the Administration Agreement, the Adviser performs and oversees administrative services, which include maintaining financial records and preparing reports to stockholders and reports filed with the SEC.

This is a copy of a pleading filed electronically pursuant to New York State court rules (22 NYCRR §202.5-b(d)(3)(i)) which, at the time of its printout from the court system’s electronic website, had not yet been reviewed and approved by the County Clerk. Because court rules (22 NYCRR §202.5[d]) authorize the County Clerk to reject filings for various reasons, readers should be aware that documents bearing this legend may not have been accepted for filing by the County Clerk.	17 of 51

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48. SEC Rule 2a-5 establishes a framework for how BDCs determine the fair value of their investments. It requires investment companies to assess valuation risks and set fair value methodologies, and it allows boards to designate the investment adviser for valuation, subject to board oversight. The Adviser remains subject to its duties under applicable law and its agreements with OTF in performing valuation and related functions.

49. The Adviser receives base management fees as well as incentive fees. At the time of the Merger, and until OTF listed its stock on June 12, 2025, the Adviser received a base management fee at an annual rate of 0.90% of OTF’s average gross assets, excluding cash and cash equivalents but including assets purchased with borrowed amounts, plus the average of any remaining unfunded capital commitments; provided that no management fee was charged on gross assets below an asset coverage ratio of 200% calculated under Sections 18 and 61 of the ICA.

50. The Adviser’s incentive fee is based on OTF’s “pre-incentive fee net investment income,” which the Offering Materials defined as “dividends (including reinvested dividends), interest and fee income accrued by [OTF] during the calendar quarter, minus operating expenses for the calendar quarter (including the [management fee], expenses payable under the Administration Agreement, and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the [incentive fee]).” At the time of the Merger and until the Listing Date, the incentive fee equaled 100% of OTF’s pre-incentive net investment income after OTF cleared a 1.5% quarterly hurdle, until the Adviser received 10% of the total pre-incentive fee net investment income. For pre-incentive fee net investment income in excess of 1.67%, the Adviser was paid 10% of all remaining pre-incentive fee net investment income.

This is a copy of a pleading filed electronically pursuant to New York State court rules (22 NYCRR §202.5-b(d)(3)(i)) which, at the time of its printout from the court system’s electronic website, had not yet been reviewed and approved by the County Clerk. Because court rules (22 NYCRR §202.5[d]) authorize the County Clerk to reject filings for various reasons, readers should be aware that documents bearing this legend may not have been accepted for filing by the County Clerk.	18 of 51

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51. As OTF’s valuation designee, the Adviser suffered from inherent, structural conflicts of interest because its base management fee was calculated by reference to OTF’s gross assets, which included the value of OTF’s investments.

C.	The Offering Materials

52. On November 13, 2024, OTF announced that it had entered into a definitive agreement, dated November 12, 2024, pursuant to which it would acquire Blue Owl Technology II in the Merger. Under the terms of the agreement, each share of Blue Owl Technology II common stock would be converted, at the effective time of the Merger, into the right to receive a number of shares of OTF common stock equal to an Exchange Ratio calculated on a net-asset-value-for-net-asset-value basis as of a Determination Date not more than 48 hours before closing.

53. For illustrative purposes, based on September 30, 2024 NAVs, the Offering Materials disclosed an example Exchange Ratio of approximately 0.9305 shares of OTF common stock per share of Blue Owl Technology II common stock, and the fairness-opinion projections used an estimated ratio of 0.9141 based on projected March 31, 2025 NAVs. At closing on March 24, 2025, the final Exchange Ratio was 0.9113 shares of OTF common stock per share of Blue Owl Technology II common stock, calculated using the Closing OTF NAV of approximately $17.06 per share and the Closing Blue Owl Technology II NAV of approximately $15.55 per share, each as of March 23, 2025.

54. To register the OTF shares to be issued and exchanged for Blue Owl Technology II shares in the Merger, on November 22, 2024, OTF filed with the SEC a draft registration statement on Form N-14. On January 6, 2025, OTF filed with the SEC a pre-effective amendment to the registration statement on Form N-14. The amended registration statement incorporated by reference the following documents:

This is a copy of a pleading filed electronically pursuant to New York State court rules (22 NYCRR §202.5-b(d)(3)(i)) which, at the time of its printout from the court system’s electronic website, had not yet been reviewed and approved by the County Clerk. Because court rules (22 NYCRR §202.5[d]) authorize the County Clerk to reject filings for various reasons, readers should be aware that documents bearing this legend may not have been accepted for filing by the County Clerk.	19 of 51

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(a)	The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 filed with the SEC on March 6, 2024 (the “2023 Form 10-K”);

(b)

The Company’s Quarterly Reports on Form 10-Q for the three months ended March 31, 2024, June 30, 2024 and September 30, 2024, filed with the SEC on May 10, 2024, August 9, 2024, and November 8, 2024, respectively;

(c)	The Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on March 28, 2024;

(d)

The Company’s Current Reports on Form 8-K filed with the SEC on June 20, 2024, June 24, 2024, November 1, 2024, November 4, 2024, November 13, 2024 and December 23, 2024, excluding the portions of these documents furnished under Item 2.02 or Item 7.01;

(e)	Blue Owl Technology II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on March 5, 2024;

(f)

Blue Owl Technology II’s Quarterly Reports on Form 10-Q for the three months ended March 31, 2024, June 30, 2024 and September 30, 2024, filed with the SEC on May 9, 2024, August 8, 2024, and November 7, 2024, respectively;

(g)	Blue Owl Technology II’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 28, 2024; and

(h)

Blue Owl Technology II’s Current Reports on Form 8-K filed with the SEC on March 1, 2024, March 28, 2024, April 4, 2024, May 31, 2024, June 6, 2024, June 24, 2024, July 3, 2024, August 19, 2024, August 21, 2024, September 13, 2024, November 13, 2024, December 4, 2024, December 16, 2024, and December 23, 2024, excluding the portions of these documents furnished under Item 2.02 or Item 7.01.

55. The SEC declared the Registration Statement effective on January 17, 2025.

56. On January 17, 2025, the Company filed a prospectus on Form 424B3, which forms part of the Registration Statement (or Offering Materials, as referred to herein), for the issuance of OTF shares that would be exchanged for Blue Owl Technology II shares in the Merger.

57. The Merger was completed on March 24, 2025, and, through a series of transactions, Blue Owl Technology II ultimately merged with and into OTF, with OTF emerging from the Merger as the surviving company.

This is a copy of a pleading filed electronically pursuant to New York State court rules (22 NYCRR §202.5-b(d)(3)(i)) which, at the time of its printout from the court system’s electronic website, had not yet been reviewed and approved by the County Clerk. Because court rules (22 NYCRR §202.5[d]) authorize the County Clerk to reject filings for various reasons, readers should be aware that documents bearing this legend may not have been accepted for filing by the County Clerk.	20 of 51

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58. In connection with the Merger, the Company issued, solicited, and sold over 250 million new shares of OTF common stock directly to Blue Owl Technology II shareholders. Each new share of OTF common stock was registered and issued pursuant to the Registration Statement.

FALSE AND MISLEADING STATEMENTS IN THE OFFERING MATERIALS

A.	The Offering Materials Misrepresented the Company’s Assets and Financial Performance and Falsely and Misleadingly Attested that the Company Complied With GAAP

59. In the 2023 Form 10-K, which the Offering Materials incorporated by reference, Defendants assured that the financial statements therein were prepared in conformity with GAAP, representing expressly that the “accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).” Additionally, the Offering Materials represented that the Company’s “internal control over financial reporting was effective,” and the Company’s “disclosure controls and procedures [we]re effective,” as of December 31, 2023.

60. The Offering Materials—through the incorporated 2023 Form 10-K—also attested that the Adviser accounts for relevant factors in determining the fair value of the Company’s investments:

As part of the valuation process, our Adviser takes into account relevant factors in determining the fair value of our Company’s investments, including: the estimated enterprise value of a portfolio company (i.e., the total fair value of the portfolio company’s debt and equity), the nature and realizable value of any collateral, the portfolio company’s ability to make payments based on its earnings and cash flow, the markets in which the portfolio company does business, a comparison of the portfolio company’s securities to any similar publicly traded securities, and overall changes in the interest rate environment and the credit markets that may affect the price at which similar investments may be made in the future. When an external event such as a purchase or sale transaction, public offering or subsequent equity sale occurs, the Adviser considers whether the pricing indicated by the external event corroborates its valuation.

Similarly, the incorporated 2023 Form 10-K attested that the Adviser’s valuation methodology accounts for “the amount of leverage used by the portfolio company relative to its total enterprise value, and the rights and remedies of the Company’s investment within the portfolio company’s capital structure.”

This is a copy of a pleading filed electronically pursuant to New York State court rules (22 NYCRR §202.5-b(d)(3)(i)) which, at the time of its printout from the court system’s electronic website, had not yet been reviewed and approved by the County Clerk. Because court rules (22 NYCRR §202.5[d]) authorize the County Clerk to reject filings for various reasons, readers should be aware that documents bearing this legend may not have been accepted for filing by the County Clerk.	21 of 51

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61. Additionally, the Offering Materials, through the incorporated 2023 Form 10-K, represented that the Company measured and presented its investments at fair value in accordance with ASC 820, Fair Value Measurements1:

We apply Financial Accounting Standards Board Accounting Standards Codification 820, Fair Value Measurements (“ASC 820”), as amended, which establishes a framework for measuring fair value in accordance with U.S. GAAP and required disclosures of fair value measurements. ASC 820 determines fair value to be the price that would be received for an investment in a current sale, which assumes an orderly transaction between market participants on the measurement date.

62. Further, the Offering Materials, through the incorporated 2023 Form 10-K, represented that the “valuation policy approved by our Board . . . is consistent with ASC 820.”

63. Under ASC 820, the “fair value measurement” for an asset is an estimate of the price it would sell for “in an orderly transaction between market participants” as of the date of measurement. ASC 820-10-35-3; ASC 820-10-35-9A. A reporting entity must therefore consider the “assumptions that market participants would use in pricing the asset or liability, assuming that market participants act in their economic best interest.” ASC 820-10-35-9.

64. ASC 820 specifies a fair value hierarchy that prioritizes and ranks the level of observability of inputs used in determination of fair value. ASC 820-10-35-37. The levels of observability are summarized as follows:

•

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date. ASC 820-10-35-40. An example of a Level 1 input is a quoted price for publicly traded stock. In the 2023 Form 10-K, the Company described Level 1 observability as “[v]aluations based on quoted prices in active markets for identical assets or liabilities that we have the ability to access.”

[1]	Because OTF is an investment company, it is required to measure and present its assets at fair value under ASC 946.

This is a copy of a pleading filed electronically pursuant to New York State court rules (22 NYCRR §202.5-b(d)(3)(i)) which, at the time of its printout from the court system’s electronic website, had not yet been reviewed and approved by the County Clerk. Because court rules (22 NYCRR §202.5[d]) authorize the County Clerk to reject filings for various reasons, readers should be aware that documents bearing this legend may not have been accepted for filing by the County Clerk.	22 of 51

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•

Level 2 – Inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly. ASC 820-10-35-47. Level 2 inputs include, among other things, quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are not active, and inputs other than quoted prices that are observable for the asset. Examples of Level 2 inputs are “[i]nterest rates and yield curves observable at commonly quoted intervals” and “[c]redit spreads.” ASC 820-10-35-48. In the 2023 Form 10-K, the Company described Level 2 observability as “[v]aluations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.”

•

Level 3 – Unobservable inputs for the asset or liability. ASC 820-10-35-52. A fair value measurement is categorized in its entirety in the same level of the hierarchy as the lowest level input that is significant to the entire measurement. ASC 820-10-35-37A. An example of a Level 3 input is a discounted cash flow based on internal projections. In the 2023 Form 10-K, the Company described Level 3 observability as “[v]aluations based on inputs that are unobservable and significant to the overall fair value measurement.”

65. In the absence of an observable market for identical assets, the reporting entity must apply a technique that measures the fair value of the assets from the perspective of a market participant engaging in an orderly transaction. ASC 820-10-35-6C. The “assumed transaction establishes a basis for estimating the price to sell the asset or to transfer the liability.” Id.

66. In developing a methodology to estimate fair value of assets for which there was no observable market, the Company was required to maximize and prioritize relevant observable inputs and minimize the use of unobservable inputs. See ASC 820-10-35-36. The Company was also required to prioritize “the inputs to valuation techniques, not the valuation techniques used to measure fair value.” ASC 820-10-35-38. Further, the Company was required to account for “all information about market participant assumptions that is reasonably available,” to develop unobservable inputs “using the best information available in the circumstances,” and to use unobservable inputs only “to the extent that relevant observable inputs are not available.” ASC 820-10-35-54A; ASC 820-10-35-53.

This is a copy of a pleading filed electronically pursuant to New York State court rules (22 NYCRR §202.5-b(d)(3)(i)) which, at the time of its printout from the court system’s electronic website, had not yet been reviewed and approved by the County Clerk. Because court rules (22 NYCRR §202.5[d]) authorize the County Clerk to reject filings for various reasons, readers should be aware that documents bearing this legend may not have been accepted for filing by the County Clerk.	23 of 51

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67. Fair value must reflect the risk assumptions market participants would use in pricing the asset, including “uncertainty inherent in the cash flow.” ASC 820-10-55-8. Assumptions about risk also include the risk inherent in the inputs to the valuation technique, and a measurement that omits a risk adjustment that market participants would include does not represent fair value. See ASC 820-10-35-54. For a loan investment, the most significant such risk is the borrower’s credit risk—the likelihood and severity of default. Accordingly, the Company was required to take into account reasonably available information bearing on its borrowers’ credit risk that market participants would consider, including changes in borrowers’ enterprise values, leverage, interest coverage, and operating performance; credit ratings and rating actions published by Standard & Poor’s, Fitch, and Moody’s for portfolio companies that were rated; and company and industry-specific risks affecting the borrowers’ ability to repay.

68. The Offering Materials represented that the Company typically valued its performing Level 3 debt investments using a yield analysis, in which “a price is ascribed for each investment based upon an assessment of current and expected market yields for similar investments and risk profiles,” and that the Adviser takes into account “overall changes in the interest rate environment and the credit markets that may affect the price at which similar investments may be made in the future.” Under a yield analysis, a loan’s fair value is the present value of its expected cash flows discounted at the yield a market participant would currently require for a loan with a similar risk profile. That required market yield consists of a benchmark rate (such as the Secured Overnight Financing Rate (“SOFR”)) plus a credit spread reflecting the borrower’s credit risk.

69. When valuing a loan under a yield analysis, ASC 820 required the Company to develop a discount rate, by which the cash flows from the loan would be discounted, from the perspective of market participants. In developing an appropriate discount rate, the Company was required to maximize the use of relevant observable inputs, ASC 820-10-35-36, including observable benchmark “interest rates and yield curves” and observable “credit spreads,” each of which is a Level 2 input, ASC 820-10-35-48, and to rely on unobservable assumptions only to the extent relevant observable inputs were not available, ASC 820-10-35-53. Where market participants would require a credit spread on a loan greater than the loan’s contractual spread, ASC 820 required the loan to be valued below par.

This is a copy of a pleading filed electronically pursuant to New York State court rules (22 NYCRR §202.5-b(d)(3)(i)) which, at the time of its printout from the court system’s electronic website, had not yet been reviewed and approved by the County Clerk. Because court rules (22 NYCRR §202.5[d]) authorize the County Clerk to reject filings for various reasons, readers should be aware that documents bearing this legend may not have been accepted for filing by the County Clerk.	24 of 51

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70. Because nearly all of the Company’s debt investments bore floating rates—approximately 95.9% by fair value as of September 30, 2024—rising benchmark rates did not reduce the value of those loans simply by making their coupons less attractive; the coupons reset upward. Rather, rising rates affected fair value through credit risk. As benchmark rates rose by more than 500 basis points between March 2022 and July 2023, the cash interest burden on the Company’s highly leveraged borrowers rose correspondingly, reducing their interest coverage and free cash flow and increasing both the probability and expected severity of default. Market participants pricing loans to such borrowers would therefore have demanded wider credit spreads—and thus higher market yields—than the fixed contractual spreads negotiated when the loans were originated in the low-rate environment of 2019 through early 2022. Under ASC 820, that increase in the market yield required by market participants, relative to the loans’ contractual spreads, necessarily reduced the fair value of the affected loans. To the extent the Company held fixed-rate debt or preferred equity paying fixed-rate dividends, rising market yields also reduced fair value directly.

71. Among the information the Company was required to consider in its fair value estimates was “credit and other nonperformance risk. . . .” See ASC 820-10-35-54C. Reporting agencies, including Standard & Poor’s, Fitch, and Moody’s, provided credit ratings and published credit reports for several companies in which OTF held investments. The Company was required to account for credit reports, and changes in credit ratings, when determining the fair value of these investments. Likewise, the Company was required to account for company and industry-specific risks. See ASC 820-10-55-8 (requiring reporting entities to consider the “risk premium reflecting the amount that market participants would demand as compensation for the uncertainty inherent in the cash flows.”).

This is a copy of a pleading filed electronically pursuant to New York State court rules (22 NYCRR §202.5-b(d)(3)(i)) which, at the time of its printout from the court system’s electronic website, had not yet been reviewed and approved by the County Clerk. Because court rules (22 NYCRR §202.5[d]) authorize the County Clerk to reject filings for various reasons, readers should be aware that documents bearing this legend may not have been accepted for filing by the County Clerk.	25 of 51

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72. The Company was also required to consider movements in interest rates in determining the fair value of loans and preferred equity. See ASC 820-10-35-48. Interest rates and yield curves are examples of Level 2 inputs. Id. Therefore, in the absence of an observable market for identical assets, the Company was required to prioritize those inputs over Level 3 inputs. ASC 820-10-35-38. The Offering Materials stated that the Company’s valuation policy accounted for the “overall changes in the interest rate environment and the credit markets that may affect the price at which similar investments may be made in the future.”

73. Interest rates directly affect the valuation of loans and preferred equity securities. In the case of variable rate loans, rising interest rates increase borrowers’ capital costs. With increased capital costs, the risk of borrower default may increase. Therefore, rising interest rates may lead to a decrease in the fair value of a variable rate loan even though the interest payable on the loan may increase. Likewise, in the case of fixed rate loans and preferred equity securities paying dividends at fixed rates, increases in interest rates typically result in fair value decreases. This is because new fixed rate loans will carry higher rates of interest, making older, lower-paying fixed rate loans less attractive to buyers in the market. To compete with newer loans yielding higher rates of interest, the price of older loans in the market yielding lower rates of interest must decrease. Movements in interest rates also affect the fair value of common equity investments; rising interest rates increase companies’ capital costs, thereby reducing income and, in turn, the fair value of common-equity investments.

74. The Offering Materials represented that the Company values “investments quarterly at fair value as determined in good faith in accordance with valuation policy and procedures approved by our Board.” For each of the periods ended December 31, 2023, March 31, 2024, June 30, 2024, and September 30, 2024, the Offering Materials represented that a substantial majority of the Company’s investments qualified as Level 3 investments, the fair value of such assets measured using unobservable inputs. For example, the Offering Materials represented that approximately 94.4% of its assets were Level 3 assets as of December 31, 2023.

This is a copy of a pleading filed electronically pursuant to New York State court rules (22 NYCRR §202.5-b(d)(3)(i)) which, at the time of its printout from the court system’s electronic website, had not yet been reviewed and approved by the County Clerk. Because court rules (22 NYCRR §202.5[d]) authorize the County Clerk to reject filings for various reasons, readers should be aware that documents bearing this legend may not have been accepted for filing by the County Clerk.	26 of 51

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75. The Offering Materials also represented that, for investments without readily available market quotations, independent valuation firm(s) provide preliminary valuations that are reviewed by the Adviser’s valuation committee, after which the Adviser, as valuation designee, determines the fair value of each investment. The involvement of third-party valuation firms did not cure the deficiencies alleged herein. The Adviser, not the valuation firms, made the final fair value determinations; and the valuation firms’ preliminary valuations were subject to the same failure to incorporate increased credit risk from interest rate spikes, declines in enterprise valuations, and AI-related factors described herein.

76. OTF’s 2023 financial statements—which are presented in the 2023 Form 10-K incorporated into the Offering Materials, and which are themselves accordingly incorporated therein—include its consolidated statements of assets and liabilities, which reflected the Company’s investments at fair value as of December 31, 2023 and December 31, 2022, as reflected in the following excerpt from the 2023 Form 10-K:

Blue Owl Technology Finance Corp.

Consolidated Statements of Assets and Liabilities

(Amounts in thousands, except share and per share amounts)

	December 31, 2023	December 31, 2022
Assets
Investments at fair value
Non-controlled, non-affiliated investments (amortized cost of $5,841,371 and $6,192,231, respectively)	$5,793,420	$6,113,513
Non-controlled, affiliated investments (amortized cost of $296,593 and $235,491, respectively)	272,093	231,367
Controlled, affiliated investments (amortized cost of $75,262 and $75,251, respectively)	66,509	66,509

Total investments at fair value (amortized cost of $6,213,226 and $6,502,973, respectively)	6,132,022	6,411,389

77. In Note 4 to the Consolidated Financial Statements, the 2023 Form 10-K also presented the following table showing the fair value and amortized cost of the Company’s investments as of December 31, 2023 and December 31, 2022:

This is a copy of a pleading filed electronically pursuant to New York State court rules (22 NYCRR §202.5-b(d)(3)(i)) which, at the time of its printout from the court system’s electronic website, had not yet been reviewed and approved by the County Clerk. Because court rules (22 NYCRR §202.5[d]) authorize the County Clerk to reject filings for various reasons, readers should be aware that documents bearing this legend may not have been accepted for filing by the County Clerk.	27 of 51

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	December 31, 2023		December 31, 2022
($ in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
First-lien senior secured debt investments	$3,987,458	$3,983,668	$4,252,574	$4,232,118
Second-lien senior secured debt investments	460,037	454,090	561,435	536,957
Unsecured debt investments	436,423	427,862	387,971	361,057
Preferred equity investments(1)	905,784	861,779	819,642	834,593
Common equity investments(2)	423,524	404,623	481,351	446,664

Total Investments	$6,213,226	$6,132,022	$6,502,973	$6,411,389

(1)	Includes equity investment in LSI Financing.
(2)	Includes equity investment in Fifth Season.

78. Additionally, OTF’s 2023 financial statements included its consolidated statements of operations for 2023, 2022 and 2021, which showed that changes in unrealized gain or loss to investments—representing net changes in the fair values of OTF’s investments—flowed through to OTF’s earnings per share.

79. OTF’s quarterly financial statements—presented in its November 8, 2024 Form 10-Q, incorporated into the Offering Materials—included OTF’s consolidated statements of assets and liabilities, which reflected the Company’s investments at fair value as of September 30, 2024 and December 31, 2023, as reflected in the following excerpt:

Blue Owl Technology Finance Corp.

Consolidated Statements of Assets and Liabilities

(Amounts in thousands, except share and per share amounts)

	September 30, 2024 (Unaudited)	December 31, 2023
Assets
Investments at fair value
Non-controlled, non-affiliated investments (amortized cost of $5,947,435 and $5,841,371, respectively)	$5,911,819	5,793,420
Non-controlled, affiliated investments (amortized cost of $395,721 and $296,593, respectively)	376,399	272,093
Controlled, affiliated investments (amortized cost of $77,451 and $75,262, respectively)	108,630	66,509

Total investments at fair value (amortized cost of $6,420,607 and $6,213,226, respectively)	6,396,848	6,132,022

80. OTF’s November 8, 2024 Form 10-Q also presented the following table showing the fair value and amortized cost of the Company’s investments as of September 30, 2024 and December 31, 2023:

	September 30, 2024		December 31, 2023
($ in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
First-lien senior secured debt investments	$4,442,986	$4,453,641	$3,987,458	$3,983,668
Second-lien senior secured debt investments	340,991	321,133	460,037	454,090
Unsecured debt investments	334,929	339,634	436,423	427,862
Preferred equity investments(1)	765,814	692,369	905,784	861,779
Common equity investments(2)	533,698	587,884	423,524	404,623
Point ventures(3)	2,189	2,187	—	`—

Total Investments	$6,420,607	$6,396,848	$6,213,226	$6,132,022

(1)	Includes equity investment in LSI Financing.
(2)	Includes equity investment in Fifth Season.
(3)	Includes equity investment in Credit SLF.

This is a copy of a pleading filed electronically pursuant to New York State court rules (22 NYCRR §202.5-b(d)(3)(i)) which, at the time of its printout from the court system’s electronic website, had not yet been reviewed and approved by the County Clerk. Because court rules (22 NYCRR §202.5[d]) authorize the County Clerk to reject filings for various reasons, readers should be aware that documents bearing this legend may not have been accepted for filing by the County Clerk.	28 of 51

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81. Additionally, OTF’s quarterly financial statements, presented in the November 8, 2024 Form 10-Q, include its consolidated statements of operations (unaudited) for the three and nine months ended September 30, 2024 and 2023, as reflected in the following partial excerpt (modified to show only line items from “Net Change in Unrealized Gain (Loss)” through “Weighted Average Shares Outstanding – Basic and Diluted”):

Blue Owl Technology Finance Corp.

Consolidated Statements of Operations

(Amounts in thousands, except share and per share amounts)

(Unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2024	2023	2024	2023
Net Change in Unrealized Gain (Loss)
Non-controlled, non-affiliated investments	$57,725	$(59,501)	$(7,355)	$3,277
Non-controlled, affiliated investments	13,135	(3,792)	5,177	(9,467)
Controlled, affiliated investments	37,906	—	39,932	—
Translation of assets and liabilities in foreign currencies	922	(453)	793	(161)

Total Net Change in Unrealized Gain (Loss)	109,688	(63,746)	38,547	(6,351)

Net Realized Gain (Loss):
Non-controlled, non-affiliated investments	$(65,983)	$23,460	$(88,455)	$8,037
Non-controlled, affiliated investments	(16,865)	—	(16,865)	—
Foreign currency transactions	440	10	(1,391)	(55)

Total Net Realized Gain (Loss)	(82,408)	23,470	(106,711)	7,982

Total Net Realized and Change in Unrealized Gain (Loss)	$27,280	$(40,276)	$(68,164)	$1,631

Net Increase (Decrease) in Net Assets Resulting from Operations	$119,538	$56,804	$218,527	$267,545

Earnings (Loss) Per Share - Basic and Diluted	$0.57	$0.28	$1.04	$1.31

Weighted Average Shares Outstanding - Basic and Diluted	210,331,300	205,474,428	209,162,895	204,446,780

82. The Offering Materials’ description of the valuation methodology that the Adviser employed to determine the fair value of OTF’s asset portfolio, as well as representations regarding the fair value reported and compliance with GAAP, were false and misleading because the Company did not measure fair value in conformance with ASC 820 and GAAP. This is because the Company failed to consider critical factors that market participants would consider when pricing the Company’s assets. Contrary to the Offering Materials’ representations, the Company failed to consider “overall changes in the interest rate environment,” as well as sharp declines in the “estimated enterprise value[s]” of many of its portfolio companies. The Company also failed to consider how AI disruption would affect the ability of its portfolio companies to “make payments based on [their] earnings and cash flow.”

This is a copy of a pleading filed electronically pursuant to New York State court rules (22 NYCRR §202.5-b(d)(3)(i)) which, at the time of its printout from the court system’s electronic website, had not yet been reviewed and approved by the County Clerk. Because court rules (22 NYCRR §202.5[d]) authorize the County Clerk to reject filings for various reasons, readers should be aware that documents bearing this legend may not have been accepted for filing by the County Clerk.	29 of 51

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83. Additionally, the Offering Materials’ representation regarding the Company’s fair value measurements, and statements that its valuation policy was “consistent with ASC 820” or otherwise complied with GAAP, contained embedded statements of fact that were untrue. These misrepresentations included that the Adviser took into account “overall changes in the interest rate environment and the credit markets,” the ability of its portfolio companies to “make payments based on [their] earnings and cash flow,” “the amount of leverage used by the portfolio company relative to its total enterprise value,” and that the Company applied ASC 820’s market-participant framework. Those representations also omitted material facts that conflicted with what a reasonable investor would take from them, including that the Company’s market yield inputs did not reflect the credit spreads market participants would require given the increased credit risk of its borrowers, that numerous software loans were carried at par irrespective of changes in borrower enterprise valuations and credit risk, and that the effects of AI disruption on the Company’s software borrowers were not reflected in their valuations.

84. With respect to interest rates, the Company’s valuation methodology failed to reflect in its market yield inputs the increased credit risk that the rate increases of March 2022 through July 2023 created for many of its borrowers—nearly all of which carried floating-rate debt and many of which were highly leveraged. Rather than widening the credit spreads embedded in its market yield assumptions to reflect what market participants would have required for loans to borrowers whose interest burdens had risen sharply, the Company continued to carry numerous software loans at or near par, effectively assuming that the contractual spreads set at origination remained market spreads. Although the Company recorded some net unrealized depreciation on its Level 3 investments in 2022 and 2023—including net unrealized losses on investments held at year end of approximately $194.8 million and $53.8 million, respectively—those adjustments were inadequate and did not reflect the credit spreads market participants would have required for comparable loans to leveraged software borrowers as of December 31, 2023 and September 30, 2024, as illustrated by the Company’s valuations of its loans to Acquia, Inc. (“Acquia”) and Pluralsight, Inc. (“Pluralsight”), described below.

This is a copy of a pleading filed electronically pursuant to New York State court rules (22 NYCRR §202.5-b(d)(3)(i)) which, at the time of its printout from the court system’s electronic website, had not yet been reviewed and approved by the County Clerk. Because court rules (22 NYCRR §202.5[d]) authorize the County Clerk to reject filings for various reasons, readers should be aware that documents bearing this legend may not have been accepted for filing by the County Clerk.	30 of 51

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85. At the individual loan level, the Offering Materials’ representations of the fair value of one of its variable-rate loans to Acquia demonstrate irregularities and deficiencies in OTF’s valuation methodology. Acquired by Vista Equity Partners for approximately $1 billion in a 2019 LBO transaction, Acquia is a mid-sized SaaS company providing a “fully managed, Drupal-optimized2 hosting solution,” that claims to “transform” how companies “build and manage digital experiences.” Vista Equity Partners’ LBO transaction was financed with over $360 million of debt. As of December 31, 2021, the Company reported that its loan to Acquia—which had an interest rate of LIBOR plus 7.00%3 and an October 2025 maturity date—had a fair value of $152,102,000, identical to par value. The Company’s 2023 Form 10-K, incorporated by the Offering Materials, represented that the loan had a fair value of $152,102,000 as of December 31, 2022 (identical to par), and a fair value of $176,509,000 as of December 31, 2023 (identical to par). The Company’s November 8, 2024 Form 10-Q, incorporated by the Offering Materials, reported a fair value of $176,509,000 as of September 30, 2024 (identical to par).

86. Market participants would have required a yield above the loan’s contractual spread as of December 31, 2023 and September 30, 2024 because of Acquia’s high leverage from the 2019 LBO, the sharp increase in its floating-rate interest burden after 2022, increased competition—including competition from other software companies offering Drupal-compatible hosting solutions—and AI-related pressure on mid-sized SaaS companies, together with dramatic compressions of SaaS company valuations after 2022. Carrying the loan at exactly par across these dates was inconsistent with a yield analysis applying market-participant yields. The Company’s methodology instead treated par value as a proxy for fair value rather than applying the market-participant yield required by ASC 820.

[2]	Drupal is a free, open-source content management system and framework.
[3]	U.S. dollar LIBOR rates ceased publishing in June 2023; after this time, the Company’s variable loan reference rates transitioned to SOFR.

This is a copy of a pleading filed electronically pursuant to New York State court rules (22 NYCRR §202.5-b(d)(3)(i)) which, at the time of its printout from the court system’s electronic website, had not yet been reviewed and approved by the County Clerk. Because court rules (22 NYCRR §202.5[d]) authorize the County Clerk to reject filings for various reasons, readers should be aware that documents bearing this legend may not have been accepted for filing by the County Clerk.	31 of 51

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87. ASC 820 measures fair value as of each measurement date based on the assumptions market participants would have used at that date. The AI-related risks alleged herein were known to, and were being priced by, market participants as of the measurement dates of the financial statements incorporated into the Offering Materials, including December 31, 2023 and September 30, 2024, and in any event before the Registration Statement became effective on January 17, 2025. For example, as later reported by The Wall Street Journal, the disruptive effect of AI on software business models started to become apparent to industry participants and observers in 2024, when OpenAI released its first reasoning model, demonstrating that AI “could become the core of a product, not just a feature.”

88. The Company’s failure to comply with ASC 820 and GAAP is also evidenced by the valuation of its investments in Pluralsight, a SaaS company that provides an online learning and workforce development platform for information technology professionals, delivering its product through a cloud-based subscription model. In 2021, OTF made a loan to Pluralsight, with an interest rate of LIBOR plus 8.00%, that helped fund Vista Equity Partners’ $3.8 billion purchase of the company in an LBO transaction. As of December 31, 2023, the Company reported that the Pluralsight loan had a fair value of approximately $154.3 million, approximately 96.8% of its par value. The Company subsequently reported sudden, precipitous drops in the loan’s fair value; as of March 31, 2024, the Company reported a fair value of approximately $133.2 million, and as of June 30, 2024, a fair value of approximately $75 million.

This is a copy of a pleading filed electronically pursuant to New York State court rules (22 NYCRR §202.5-b(d)(3)(i)) which, at the time of its printout from the court system’s electronic website, had not yet been reviewed and approved by the County Clerk. Because court rules (22 NYCRR §202.5[d]) authorize the County Clerk to reject filings for various reasons, readers should be aware that documents bearing this legend may not have been accepted for filing by the County Clerk.	32 of 51

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89. As a result of surging capital costs resulting from the spike in interest rates since early 2022, and declining revenue resulting from reductions in corporate information technology spending and increases in competition, Pluralsight was no longer able to service its debt, which totaled approximately $1.5 billion. In August 2024, Vista Equity Partners agreed to financial restructuring through which its equity was eliminated, its debt was reduced by approximately $1.3 billion, and control of the company was handed over to lenders, including OTF.4

90. In connection with the restructuring, OTF’s loans to Pluralsight—the loan valued at approximately $75 million as of June 30, 2024, and a second loan valued at approximately $4.7 million as of that date—were eliminated. OTF received two new loans, each of which the Offering Materials reported was worth approximately $30.4 million (identical to par) as of September 30, 2024. One of the loans yielded PIK-only interest at the rate of SOFR benchmark plus 7.50%. The other loan yielded a hybrid of cash and PIK interest—cash interest of SOFR plus 3.00% and PIK interest of 1.50%. OTF also received common equity in Pluralsight which the Offering Materials reported was worth approximately $26.9 million as of that date.

91. The valuations placed on OTF’s investments in Pluralsight as of September 30, 2024 failed to account for the massive deterioration of Pluralsight’s business during 2024, as well as its dim prospects for a turnaround.

92. The Company’s use of a deficient process for measuring the fair value of its investments in violation of GAAP resulted in numerous material errors in the preparation of the Company’s 2023 financial statements incorporated by the Offering Materials. Among other inaccuracies, the 2023 financial statements materially overstated the Company’s total investments at fair value (approximately $6.1 billion), materially understated the Company’s total net change in unrealized loss (approximately $3.5 million), and materially overstated the Company’s earnings per share ($1.80).

[4]	The Offering Materials provided no description of Pluralsight’s business or restructuring.

This is a copy of a pleading filed electronically pursuant to New York State court rules (22 NYCRR §202.5-b(d)(3)(i)) which, at the time of its printout from the court system’s electronic website, had not yet been reviewed and approved by the County Clerk. Because court rules (22 NYCRR §202.5[d]) authorize the County Clerk to reject filings for various reasons, readers should be aware that documents bearing this legend may not have been accepted for filing by the County Clerk.	33 of 51

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B.	The Offering Materials Misleadingly Depicted OTF’s Software Portfolio Companies, Including by Omitting the Impact of AI Disruption Upon Them

93. The Offering Materials, through the incorporated 2023 Form 10-K, described OTF’s portfolio companies as ones with “compelling business models,” “strong customer retention rates,” and “recurring and predictable revenue”:

Compelling Business Models. We believe that the products and services that technology companies provide often have high switching costs and are fundamental to the operations and success of their customers. We generally invest in dominant or growing players in niche markets that are selling products to established customer bases. As a result, technology companies have attributes that make them compelling investments, including strong customer retention rates, and highly recurring and predictable revenue. Further, technology companies are typically highly capital efficient, with limited capital expenditures and high free cash flow conversion. In addition, the replicable nature of technology products creates substantial operating leverage which typically results in strong profitability.

We believe that software businesses make compelling investments because they are inherently diversified into a variety of sectors due to end market applications and have been one of the more defensive sectors throughout economic cycles.

94. However, AI-related risks were relevant to the December 31, 2023 and September 30, 2024 measurement dates. By early 2024, the software industry was being upended by AI. New software companies offering AI-centered products were entering the market, increasing competition for OTF’s software portfolio companies, causing them to lose market share and experience slower growth. AI also decreased development costs for software startups, as it became possible for AI coding agents to build and test code. Additionally, AI had advanced to the point where enterprise software customers could train an AI agent to operate software. While enterprise software companies may have once been able to count on recurring subscriptions and predictable revenue, by the time of the Merger, the outlook for these companies had turned negative as it was becoming unnecessary for their customers to pay subscription fees for many users to access software.

This is a copy of a pleading filed electronically pursuant to New York State court rules (22 NYCRR §202.5-b(d)(3)(i)) which, at the time of its printout from the court system’s electronic website, had not yet been reviewed and approved by the County Clerk. Because court rules (22 NYCRR §202.5[d]) authorize the County Clerk to reject filings for various reasons, readers should be aware that documents bearing this legend may not have been accepted for filing by the County Clerk.	34 of 51

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95. The foregoing undisclosed information concerning AI advancements rendered the Offering Materials’ positive representations of OTF’s investments in software companies materially false and misleading. By the time of the Merger, OTF’s investments in software companies could no longer be considered “defensive.” Their business models were challenged, their enterprise valuations diminished, and facing increased competition, traditional, mid-sized software companies no longer enjoyed “dominant” positions in the market, and they could no longer count on “strong customer retention rates,” and “recurring and predictable revenue.”

C.	The Offering Materials Violated Regulation S-K, Items 303 and 105

i.	The Offering Materials Omitted Information Required by Item 303

96. The Registration Statement on Form N-14 and the Form 424B3 prospectus filed on January 17, 2025 incorporated by reference OTF’s 2023 Form 10-K and OTF’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2024, June 30, 2024, and September 30, 2024, each of which was subject to Items 303 and 105. The Form 424B3 prospectus itself was also separately subject to Item 105’s material-risk-factor disclosure requirements as a registered prospectus. Accordingly, the Offering Materials were required to comply with Items 303 and 105.

97. Under Item 303, management’s discussion and analysis (“MD&A”) is required to “[i]dentify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant’s liquidity increasing or decreasing in any material way” and “[d]escribe any known trends or uncertainties that have had or that are reasonably likely to have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations.” 17 C.F.R. §229.303.

This is a copy of a pleading filed electronically pursuant to New York State court rules (22 NYCRR §202.5-b(d)(3)(i)) which, at the time of its printout from the court system’s electronic website, had not yet been reviewed and approved by the County Clerk. Because court rules (22 NYCRR §202.5[d]) authorize the County Clerk to reject filings for various reasons, readers should be aware that documents bearing this legend may not have been accepted for filing by the County Clerk.	35 of 51

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98. In addition to requiring the identification of known trends, events or uncertainties, Item 303 further requires disclosure of (i) whether those trends have had or are reasonably expected to have a material unfavorable impact on revenue; and (ii) the extent of any such impact on revenue. Moreover, pursuant to SEC Regulation C, registrants have an overarching duty to disclose material information necessary to ensure that representations in a registration statement are not misleading. Specifically, Rule 408 states that: “In addition to the information expressly required to be included in a registration statement, there shall be added such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.” 17 C.F.R. §230.408(a).

99. Accordingly, as the SEC has repeatedly emphasized, the “specific provisions in Item 303 [set forth above] require disclosure of forward-looking information.” Indeed, the SEC has stated that Item 303 is “intended to give the investor an opportunity to look at the company through the eyes of management by providing both a short and long-term analysis of the business of the company” and “with particular emphasis on the registrant’s prospects for the future.” See Management’s Discussion and Analysis of Financial Condition and Results of Operation, Securities Act Release No. 6835, 1989 WL 1092885, at *3 (May 18, 1989) (“1989 Interpretive Release”). Thus, “material forward-looking information regarding known material trends and uncertainties is required to be disclosed as part of the required discussion of those matters and the analysis of their effects.” See Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operation, Securities Act Release No. 8350, 2003 WL 22996757, at *11 (December 19, 2003) (“2003 SEC Release”).

100. In its 1989 Interpretive Release, the SEC emphasized that disclosure of even forward-looking information concerning the registrant (here, OTF) is required, explaining as follows:

Required disclosure is based on currently known trends, events, and uncertainties that are reasonably expected to have material effects, such as: A reduction in the registrant’s product prices; erosion in the registrant’s market share; changes in insurance coverage; or the likely non-renewal of a material contract.

*  *  *

This is a copy of a pleading filed electronically pursuant to New York State court rules (22 NYCRR §202.5-b(d)(3)(i)) which, at the time of its printout from the court system’s electronic website, had not yet been reviewed and approved by the County Clerk. Because court rules (22 NYCRR §202.5[d]) authorize the County Clerk to reject filings for various reasons, readers should be aware that documents bearing this legend may not have been accepted for filing by the County Clerk.	36 of 51

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A disclosure duty exists where a trend, demand, commitment, event or uncertainty is both presently known to management and reasonably likely to have material effects on the registrant’s financial condition or results of operation.

101. The 1989 Interpretive Release prescribes the following test to determine if disclosure under Item 303(a) is required:

Where a trend, demand, commitment, event or uncertainty is known, management must make two assessments:

(1) Is the known trend, demand, commitment, event or uncertainty likely to come to fruition? If management determines that it is not reasonably likely to occur, no disclosure is required.

(2) If management cannot make that determination, it must evaluate objectively the consequences of the known trend, demand, commitment, event or uncertainty, on the assumption that it will come to fruition. Disclosure is then required unless management determines that a material effect on the registrant’s financial condition or results of operations is not reasonably likely to occur.

102. As such, the SEC puts the burden on issuers to rule out potential material effects or disclose and quantify, stating that if “[m]anagement is unable to determine that a material effect . . . is not reasonably likely to occur,” then “MD&A disclosure of the effects of [the known trend, development or uncertainty], quantified to the extent reasonably practicable, would be required.” 1989 Interpretive Release, 1989 WL 1092885, at *6; see also 2003 SEC Release, 2003 WL 22996757, at *11 (“Quantitative disclosure . . .. required to the extent material if quantitative information is reasonably available.”). Thus, the “required disclosure regarding the future impact of presently known trends, events or uncertainties [under Item 303] may involve some prediction or projection.” 1989 Interpretive Release, 1989 WL 1092885, at *4; see also 2003 SEC Release, 2003 WL 22996757, at *7 (“In addressing prospective financial condition and operating performance, there are circumstances, particularly regarding known material trends and uncertainties, where forward-looking information is required to be disclosed.”).

This is a copy of a pleading filed electronically pursuant to New York State court rules (22 NYCRR §202.5-b(d)(3)(i)) which, at the time of its printout from the court system’s electronic website, had not yet been reviewed and approved by the County Clerk. Because court rules (22 NYCRR §202.5[d]) authorize the County Clerk to reject filings for various reasons, readers should be aware that documents bearing this legend may not have been accepted for filing by the County Clerk.	37 of 51

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103. In the 2003 SEC Release, the SEC further emphasized:

As we have explained in prior guidance, disclosure of a trend, demand, commitment, event or uncertainty is required unless a company is able to conclude either that it is not reasonably likely that the trend, uncertainty or other event will occur or come to fruition, or that a material effect on the company’s liquidity, capital resources or results of operations is not reasonably likely to occur.

104. The SEC also advised in the 2003 SEC Release that “companies must identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance,” citing the 1989 Interpretive Release as support and quoting, in footnote 6, the following text of the 1989 Interpretive Release:

MD&A mandates disclosure of specified forward-looking information, and specifies its own standards for disclosure—i.e., reasonably likely to have a material effect. The specific standard governs the circumstances in which Item 303 requires disclosure.

105. Moreover, the SEC 2003 Release emphasized the importance of quantifying material trends and uncertainties and recognized that such disclosures are required when quantitative information is reasonably available:

One of the principal objectives of MD&A is to provide information about the quality and potential variability of a company’s earnings and cash flow, so that readers can ascertain the likelihood that past performance is indicative of future performance. Ascertaining this indicative value depends to a significant degree on the quality of disclosure about the facts and circumstances surrounding known material trends and uncertainties in MD&A. Quantification of the material effects of known material trends and uncertainties can promote understanding. Quantitative disclosure should be considered and may be required to the extent material if quantitative information is reasonably available.

106. Here, Defendants had an affirmative obligation to disclose facts in the Offering Materials required by Item 303, including information regarding known trends, uncertainties, or events. Further, Defendants were required to quantify the anticipated material effects of known trends and uncertainties as well as the factors that contributed to those known trends and uncertainties. In violation of Item 303, the Offering Materials failed to disclose this required information. For example, the Offering Materials failed to disclose or quantify the adverse effects of rising interest rates and decreased enterprise valuations, which increased the credit risk of its highly leveraged, floating-rate borrowers and the market yields and credit spreads market participants would have required, thereby negatively impacting the value of the investment portfolio. Likewise, the Offering Materials failed to disclose or quantify the adverse effects of AI disruption.5

[5]

The only mention of AI in the Offering Materials was a disclosure of potential risks that AI posed to the Company’s own systems: “the impact of information technology system failures, data security breaches, data privacy compliance, network disruptions, and cybersecurity attacks, and the increasing use of artificial intelligence and machine learning technology.” (Emphasis added.)

This is a copy of a pleading filed electronically pursuant to New York State court rules (22 NYCRR §202.5-b(d)(3)(i)) which, at the time of its printout from the court system’s electronic website, had not yet been reviewed and approved by the County Clerk. Because court rules (22 NYCRR §202.5[d]) authorize the County Clerk to reject filings for various reasons, readers should be aware that documents bearing this legend may not have been accepted for filing by the County Clerk.	38 of 51

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ii.	The Offering Materials Omitted Information Required by Item 105

107. Item 105 required disclosure of “material” risk factors in the Offering Materials. As Item 105 provides, the “Risk Factor” section of the Offering Materials must “provide under the caption ‘Risk Factors’ a discussion of the material factors that make an investment in the registrant or offering speculative or risky.” 17 C.F.R. §229.105(a). As such, Item 105 requires disclosure of the most significant factors that make the offering risky or speculative and that each disclosed risk factor adequately describes the risk. See 17 C.F.R. §229.105(b) (“Concisely explain how each risk affects the registrant or the securities being offered.”). “Generic or boilerplate discussions” do not suffice. SEC Release No. 33-7558, 1998 WL 425894, at *14 (July 29, 1998) (addressing Item 503, the substantively identical predecessor to Item 105); see also 17 C.F.R. §229.105(a) (providing that “[t]he presentation of risks that could apply generically to any registrant or any offering is discouraged”).

108. Contrary to Item 105’s requirements, the Offering Materials’ disclosures of risks relating to interest rate changes, the Company’s investments in technology companies, and the valuation of the Company’s investments were wholly inadequate. Indeed, the Offering Materials contained generalized and vague “risk factors.” As detailed above, for example, the Offering Materials referred to “risks associated with changes in interest rates,” without explaining the effects of the spike in interest rates between 2022 and 2023. Likewise, the Offering Materials enumerated

This is a copy of a pleading filed electronically pursuant to New York State court rules (22 NYCRR §202.5-b(d)(3)(i)) which, at the time of its printout from the court system’s electronic website, had not yet been reviewed and approved by the County Clerk. Because court rules (22 NYCRR §202.5[d]) authorize the County Clerk to reject filings for various reasons, readers should be aware that documents bearing this legend may not have been accepted for filing by the County Clerk.	39 of 51

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risks facing technology companies generally—”volatility, intense competition, shortened product life cycles, changes in regulatory and governmental programs and periodic downturns”—without mention of specific risks resulting from AI disruption. Further, the Offering Materials vaguely alluded to “uncertainty as to the value of [OTF’s] investment portfolio” as a risk factor, although asserting in the same sentence that the “investment portfolio is recorded at fair value as determined in good faith by our Adviser in accordance with procedures approved by our Board.”

109. In fact, the risks relating to interest rates, technology investments, and the Company’s valuation procedures had come to pass prior to the Merger. Interest rate changes did not merely pose a hypothetical risk; rather, the spike in interest rates between 2022 and 2023 was straining many of OTF’s portfolio companies by increasing capital costs and the credit risk of its highly leveraged, floating-rate borrowers. As a result, market participants would have required higher market yields and wider credit spreads, and there was a substantial likelihood that the Company would experience higher default rates and loan losses. Therefore, the increase in interest rates had negatively affected the fair value of the Company’s investments.

110. Additionally, the Offering Materials failed to disclose that top-line growth in the enterprise software industry was grinding to a halt as the result of AI disruption, which posed an existential threat to mid-sized software companies, including many of OTF’s portfolio companies. The Offering Materials’ vague disclosures of risks generally facing technology companies were therefore inadequate. Further, the Offering Materials’ vague warning that the value of OTF’s investment portfolio was “uncertain” because it was “determined in good faith by [OTF’s] Adviser,” was inadequate. The value of OTF’s investment portfolio was not merely “uncertain”; rather the valuations presented in the Offering Materials were inflated because the valuation methodology applied by the Adviser failed to account for the increased credit risk and corresponding market yields and credit spreads created by the rate increases and AI disruption, among other critical factors, and therefore did not adhere to ASC 820 or GAAP.

This is a copy of a pleading filed electronically pursuant to New York State court rules (22 NYCRR §202.5-b(d)(3)(i)) which, at the time of its printout from the court system’s electronic website, had not yet been reviewed and approved by the County Clerk. Because court rules (22 NYCRR §202.5[d]) authorize the County Clerk to reject filings for various reasons, readers should be aware that documents bearing this legend may not have been accepted for filing by the County Clerk.	40 of 51

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111. The Offering Materials’ disclosure of risks relating to potential conflicts of interest were also inadequate. The Offering Materials represented:

Our Adviser and its affiliates, including our officers and some of our directors, may face conflicts of interest caused by compensation arrangements with us and our affiliates, which could result in increased risk-taking or speculative investments, or cause our Adviser to use substantial leverage.

112. In fact, the Adviser, and certain officers and directors, also faced conflicts of interest because the Adviser’s base management fee depended upon the Adviser’s valuation of the Company’s assets. And despite the Offering Materials’ assurance that the “investment portfolio is recorded at fair value as determined in good faith by our Adviser,” the risk that a conflict of interest could result in the inflation of the Company’s investment portfolio had already come to pass.

113. The inadequacy of the Offering Materials’ conflict-of-interest disclosures was heightened by the fact that the Adviser was OTF’s board-designated “valuation designee” under Rule 2a-5 of the ICA, meaning that the same entity whose base management fees and incentive fees depended in part on the fair value of OTF’s investments was also responsible for determining those fair values. Item 105 required disclosure of this specific structural conflict, and of the risk that the Adviser’s valuation determinations could reflect that conflict, in more than the generic and hypothetical terms actually used in the Offering Materials.

THE MISSTATEMENTS AND OMISSIONS WERE MATERIAL

114. Following the Merger, information gradually emerged through a series of revelations which confirmed that the Offering Materials misrepresented, and otherwise failed to disclose, material information regarding the Company’s asset valuation methodology, asset valuations, risks, trends, and uncertainties. The revelation of this information resulted in corresponding declines in OTF’s trading price.

This is a copy of a pleading filed electronically pursuant to New York State court rules (22 NYCRR §202.5-b(d)(3)(i)) which, at the time of its printout from the court system’s electronic website, had not yet been reviewed and approved by the County Clerk. Because court rules (22 NYCRR §202.5[d]) authorize the County Clerk to reject filings for various reasons, readers should be aware that documents bearing this legend may not have been accepted for filing by the County Clerk.	41 of 51

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115. Since the Merger, OTF’s shares have traded as low as $9.57, down approximately 43.9% from OTF’s reported per-share NAV of $17.06 at the time of the Merger, and down by approximately 44.2% from OTF’s opening share price of $17.15 on June 12, 2025, the date the Company listed its shares on the NYSE. Plaintiff and the Class (defined below) have suffered substantial damages as a direct result of Defendants’ violations of Sections 11 and 12(a)(2) of the Securities Act.

CLASS ACTION ALLEGATIONS

116. Plaintiff brings this action as a class action pursuant to CPLR article 9 on behalf of a class (the “Class”) consisting of all former shareholders of Blue Owl Technology Finance Corp. II who received shares of OTF common stock in direct exchange for their Blue Owl Technology II shares in the March 24, 2025 Merger pursuant to the Offering Materials. Excluded from the Class are Defendants and their families; the officers, directors, and affiliates of Defendants at all relevant times; members of their immediate families and their legal representatives, heirs, successors, or assigns; and any entity in which Defendants have or had a controlling interest.

117. The members of the Class are ascertainable from the records of OTF’s transfer agent and exchange agent, which reflect the identity of each Blue Owl Technology II shareholder who received OTF common stock in direct exchange for their shares of Blue Owl Technology II at the Effective Time of the Merger and the number of OTF shares each such holder received. Approximately 250,738,523 shares of OTF common stock were issued to Blue Owl Technology II shareholders in the Merger pursuant to the Offering Materials.

118. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are thousands of members in the proposed Class. Members of the Class may be identified from records maintained by OTF or its transfer agent and may be notified of the pendency of this action by mail, using a form of notice similar to that customarily used in securities class actions.

This is a copy of a pleading filed electronically pursuant to New York State court rules (22 NYCRR §202.5-b(d)(3)(i)) which, at the time of its printout from the court system’s electronic website, had not yet been reviewed and approved by the County Clerk. Because court rules (22 NYCRR §202.5[d]) authorize the County Clerk to reject filings for various reasons, readers should be aware that documents bearing this legend may not have been accepted for filing by the County Clerk.	42 of 51

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119. Plaintiff’s claims are typical of the claims of the Class members, all of whom are similarly affected by Defendants’ wrongful conduct in violation of federal law that is complained of herein.

120. Plaintiff will fairly and adequately protect the interests of the Class and has retained counsel competent and experienced in class and securities litigation.

121. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a)	whether Defendants violated the Securities Act;

(b)	whether the Offering Materials were negligently prepared and contained inaccurate statements and omissions of material fact required to be stated therein; and

(c)	to what extent the members of the Class have sustained damages and the proper measure of damages.

122. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy. Joinder of all members is impracticable, and the damages suffered by individual Class members are relatively small as compared with Defendants’ combined resources. Class treatment will permit a large number of similarly situated persons to prosecute their common claims in a single forum simultaneously, efficiently, and without the unnecessary duplication of evidence, effort, and expense that numerous individual actions would engender.

FIRST CAUSE OF ACTION

For Violations of Section 11 of the Securities Act

Against All Defendants

123. Plaintiff incorporates the above and below allegations as if set forth fully herein.

This is a copy of a pleading filed electronically pursuant to New York State court rules (22 NYCRR §202.5-b(d)(3)(i)) which, at the time of its printout from the court system’s electronic website, had not yet been reviewed and approved by the County Clerk. Because court rules (22 NYCRR §202.5[d]) authorize the County Clerk to reject filings for various reasons, readers should be aware that documents bearing this legend may not have been accepted for filing by the County Clerk.	43 of 51

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124. This Cause of Action is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. Section 77k, on behalf of the Class, against all Defendants.

125. This Cause of Action sounds in strict liability and expressly excludes and disclaims any allegation that could be construed as alleging fraud. Plaintiff expressly disavows and disclaims any allegation that Defendants acted with scienter or fraudulent intent, which, along with reliance, are not elements of a claim under Section 11 of the Securities Act.

126. The Registration Statement contained untrue statements of material fact, omitted to state other facts necessary to make the statements made not misleading, and omitted to state material facts required to be stated therein.

127. None of Defendants made a reasonable investigation or possessed reasonable grounds to believe that the statements contained in the Registration Statement were true, complete, and accurate, and therefore not misleading.

128. By reason of the conduct herein alleged, each Defendant is liable to Plaintiff and Class members for having violated, or controlled an employee who violated, Section 11 of the Securities Act.

129. Defendant OTF is the issuer of the stock issued and sold in the Merger. As the issuer, OTF is strictly liable to Plaintiff and the Class under Section 11 for the material misrepresentations and omissions in the Registration Statement and the failure of the Registration Statement to be complete and accurate.

130. The Individual Defendants each signed and/or were named as directors in the Registration Statement. As such, each is strictly liable for the material misrepresentations and omissions contained in the Registration Statement and the failure of the Registration Statement to be complete and accurate. In the exercise of reasonable care, the Individual Defendants should have known of the material misrepresentations and omissions contained in the Registration Statement and

This is a copy of a pleading filed electronically pursuant to New York State court rules (22 NYCRR §202.5-b(d)(3)(i)) which, at the time of its printout from the court system’s electronic website, had not yet been reviewed and approved by the County Clerk. Because court rules (22 NYCRR §202.5[d]) authorize the County Clerk to reject filings for various reasons, readers should be aware that documents bearing this legend may not have been accepted for filing by the County Clerk.	44 of 51

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should have known of the omissions of material facts necessary to make the statements made therein not misleading or otherwise required to be stated therein. Accordingly, the Individual Defendants are liable to Plaintiff and the Class under Section 11 for the material misrepresentations and omissions in the Registration Statement and the failure of the Registration Statement to be complete and accurate.

131. Defendants Lamm, Packer, Swatt and Withem each served as director and/or senior officer of the Company within the scope of their employment at Blue Owl Capital and signed the Registration Statement at the direction of Blue Owl Capital. Blue Owl Capital is thus strictly liable under respondeat superior and principles of agency for the materially inaccurate statements contained in the Registration Statement and the failure of the Registration Statement to be complete and accurate, unless Blue Owl Capital carries the burden of establishing an affirmative “due diligence” defense. Blue Owl Capital had a duty to make a reasonable and diligent investigation of the truthfulness and accuracy of the statements contained in the Registration Statement and ensure that they were true and accurate, there were no omissions of material facts that would make the Registration Statement misleading, and the document contained all facts required to be stated therein. In the exercise of reasonable care, Blue Owl Capital should have known of the material misstatements and omissions contained in the Registration Statement and also should have known of the omissions of material facts necessary to make the statements made therein not misleading. Accordingly, Blue Owl Capital is liable to Plaintiff and the Class.

132. Plaintiff acquired shares of OTF common stock directly in the Merger pursuant to the Offering Materials and without knowledge of the untruths and omissions contained therein.

133. Plaintiff and the Class have sustained damages. The value of shares of OTF common stock has declined substantially subsequent to and due to Defendants’ violations.

This is a copy of a pleading filed electronically pursuant to New York State court rules (22 NYCRR §202.5-b(d)(3)(i)) which, at the time of its printout from the court system’s electronic website, had not yet been reviewed and approved by the County Clerk. Because court rules (22 NYCRR §202.5[d]) authorize the County Clerk to reject filings for various reasons, readers should be aware that documents bearing this legend may not have been accepted for filing by the County Clerk.	45 of 51

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134. This claim is timely. It is brought within one year after the discovery of the untrue statements and omissions at issue. The material misstatements and omissions in the Offering Materials were not, and could not reasonably have been, discovered by Plaintiff or the Class before acquiring OTF stock in the Merger, pursuant to the Offering Materials. This claim is also brought within three years of the date on which the securities were bona fide offered to the public pursuant to the Registration Statement.

135. By virtue of the foregoing, Plaintiff and Class members are entitled to damages under Section 11, as measured by the provisions of Section 11(e), as well as any and all remedies that may exist in equity or at law.

SECOND CAUSE OF ACTION

For Violation of Section 12(a)(2) of the Securities Act

Against All Defendants

136. Plaintiff incorporates the above and below allegations as if set forth fully herein.

137. This Cause of Action is brought pursuant to Section 12(a)(2) of the Securities Act, 15 U.S.C. Section 77l(a)(2), on behalf of the Class, against each of the Defendants.

138. This Cause of Action sounds in strict liability and expressly excludes fraud and scienter. Plaintiff expressly disavows and disclaims any allegation that Defendants acted with scienter or fraudulent intent, which, along with reliance, are not elements of a claim under Section 12(a)(2) of the Securities Act.

139. By means of the prospectus, Defendants promoted, solicited, and sold shares of OTF common stock to Plaintiff and Class members. Defendants were sellers to and direct solicitors of purchasers of the Company’s securities offered pursuant to the offering. Defendants issued, caused to be issued, or signed or authorized the signing of the prospectus in connection with the offering, and used it to directly induce investors, including Plaintiff and the other Class members, to purchase the Company’s shares.

This is a copy of a pleading filed electronically pursuant to New York State court rules (22 NYCRR §202.5-b(d)(3)(i)) which, at the time of its printout from the court system’s electronic website, had not yet been reviewed and approved by the County Clerk. Because court rules (22 NYCRR §202.5[d]) authorize the County Clerk to reject filings for various reasons, readers should be aware that documents bearing this legend may not have been accepted for filing by the County Clerk.	46 of 51

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140. Each of the Individual Defendants was a “seller” within the meaning of Section 12(a)(2) because each successfully solicited the exchange of Blue Owl Technology II shares for OTF shares by, among other things, (i) reviewing, approving, and signing the Registration Statement and 424B3 prospectus with knowledge that these documents would be transmitted to Blue Owl Technology II shareholders in connection with soliciting their vote and exchanging their shares; (ii) authorizing the dissemination of the Offering Materials to Blue Owl Technology II shareholders; and (iii) participating in the preparation and dissemination of investor communications regarding the Merger. Each Individual Defendant was motivated at least in part by his or her own financial interest in the consummation of the Merger, including, in the case of the officer Defendants, their compensation from OTF, Blue Owl Technology II, and/or Blue Owl Capital and, in the case of the director Defendants, the director fees they received from both OTF and Blue Owl Technology II and the continued fees they would receive from the combined company following the Merger.

141. The offering of OTF common stock to Blue Owl Technology II shareholders in the Merger was a public offering registered under the Securities Act. The 424B3 prospectus filed on January 17, 2025 was a Section 10 prospectus that Defendants used to solicit Blue Owl Technology II shareholders’ approval of the Merger and their exchange of Blue Owl Technology II shares for OTF shares. Each Blue Owl Technology II shareholder was required to receive the 424B3 prospectus in connection with the solicitation of their vote and their exchange of shares. This registered, prospectus-based offering constitutes a “public offering,” and Plaintiff and Class members were “purchasers” of OTF common stock who “received” a Section 10 prospectus for purposes of Section 12(a)(2) of the Securities Act.

142. The prospectus contained untrue statements of material fact and concealed and failed to disclose material facts, as detailed above. Defendants’ acts of solicitation included participating in the preparation, dissemination, and promotion of the false and misleading prospectus directly to Plaintiff and Class members.

This is a copy of a pleading filed electronically pursuant to New York State court rules (22 NYCRR §202.5-b(d)(3)(i)) which, at the time of its printout from the court system’s electronic website, had not yet been reviewed and approved by the County Clerk. Because court rules (22 NYCRR §202.5[d]) authorize the County Clerk to reject filings for various reasons, readers should be aware that documents bearing this legend may not have been accepted for filing by the County Clerk.	47 of 51

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143. Defendants owed Plaintiff and Class members the duty to make a reasonable and diligent investigation of the statements contained in the prospectus to ensure that such statements were true and that there was no omission of a material fact which would make the statements misleading. Defendants, in the exercise of reasonable care, should have known of the misstatements and omissions contained in the Offering Materials as set forth above.

144. Plaintiff did not know—nor, in the exercise of reasonable diligence, could have known—of the material untruths and omissions contained in the prospectus at the time Plaintiff acquired shares of OTF common stock.

145. By reason of the conduct alleged herein, Defendants violated Section 12(a)(2) of the Securities Act. As a result of such violations, Plaintiff and Class members received shares of OTF common stock pursuant to the prospectus and sustained substantial damages in connection with their purchases of the stock. Accordingly, Plaintiff and the other members of the Class who hold the common stock issued pursuant to the Offering Materials have the right to rescind and recover the consideration paid for their shares, and hereby tender their shares of OTF common stock to Defendants. Class members who have sold their shares of OTF common stock seek damages, disgorgement, and additional remedies to the extent permitted in equity or at law.

146. This claim is timely. It is brought within one year after the discovery of the untrue statements and omissions at issue. This claim is also brought within three years of the date on which the OTF common stock was sold to Plaintiff and Class members in the Merger.

This is a copy of a pleading filed electronically pursuant to New York State court rules (22 NYCRR §202.5-b(d)(3)(i)) which, at the time of its printout from the court system’s electronic website, had not yet been reviewed and approved by the County Clerk. Because court rules (22 NYCRR §202.5[d]) authorize the County Clerk to reject filings for various reasons, readers should be aware that documents bearing this legend may not have been accepted for filing by the County Clerk.	48 of 51

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THIRD CAUSE OF ACTION

For Violation of Section 15 of the Securities Act

Against All Defendants

147. Plaintiff incorporates the above and below allegations as if set forth fully herein.

148. This Cause of Action is brought pursuant to Section 15 of the Securities Act, 15 U.S.C. Section 77o, against all Defendants insofar as they are controlling persons liable under Section 11 or Section 12(a)(2).

149. This Cause of Action does not sound in fraud, and Plaintiff expressly disavows any allegation that Defendants acted with scienter or fraudulent intent. Reliance and scienter are not elements of a Section 15 claim.

150. The Individual Defendants were controlling persons of OTF within the meaning of Section 15 by virtue of their positions as directors and/or senior officers of OTF, their signatory authority over the Registration Statement, and their power to direct or cause the direction of the management and policies of OTF. Blue Owl Capital was a controlling person of OTF, the Adviser, and Defendants Lamm, Packer, Swatt, and Withem, within the meaning of Section 15 of the Securities Act, by virtue of its ownership and control of the Adviser, its affiliation with the Blue Owl Credit platform of which the Adviser is a part, the common management of the Blue Owl BDCs through the Technology Lending Investment Committee, the license agreement pursuant to which OTF uses the “Blue Owl” name, and its employment of Defendants Lamm, Packer, Swatt, and Withem as officers of Blue Owl Capital.

151. The Company exercised control over Defendants Lamm, Packer, Swatt and Withem, who, within the scope of their employment for OTF reviewed, contributed to, signed, or agreed to be named as directors and/or senior officers of OTF in the Offering Materials.

152. By reason of such control and the facts alleged above, and to the extent necessary, each Defendant was a culpable participant in the violations of Sections 11 and 12(a)(2) of the Securities Act alleged above, and thus is also liable pursuant to Section 15.

This is a copy of a pleading filed electronically pursuant to New York State court rules (22 NYCRR §202.5-b(d)(3)(i)) which, at the time of its printout from the court system’s electronic website, had not yet been reviewed and approved by the County Clerk. Because court rules (22 NYCRR §202.5[d]) authorize the County Clerk to reject filings for various reasons, readers should be aware that documents bearing this legend may not have been accepted for filing by the County Clerk.	49 of 51

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PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying Plaintiff as a class representative under CPLR article 9, et seq., and certifying Plaintiff’s counsel as Class Counsel;

B. Awarding damages in favor of Plaintiff and the Class against all Defendants, jointly and severally, in an amount to be proven at trial, including interest thereon;

C. Awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including reasonable counsel fees and expert fees; and

D. Awarding rescission, disgorgement, or such other equitable or injunctive relief as deemed appropriate by the Court.

JURY DEMAND

Plaintiff hereby demands a trial by jury.

DATED: October 5, 2026	ROBBINS GELLER RUDMAN & DOWD LLP
SAMUEL H. RUDMAN JOSEPH RUSSELLO

/s/ Samuel H. Rudman
SAMUEL H. RUDMAN

58 South Service Road, Suite 200
Melville, NY 11747 Telephone: 631/367-7100 631/367-1173 (fax) srudman@rgrdlaw.com jrussello@rgrdlaw.com

GIRARD SHARP LLP
ADAM E. POLK (pro hac vice forthcoming) 601 California Street, Suite 1400
San Francisco, CA 94108 Telephone: 415/981-4800 415/981-4846 (fax) apolk@girardsharp.com

This is a copy of a pleading filed electronically pursuant to New York State court rules (22 NYCRR §202.5-b(d)(3)(i)) which, at the time of its printout from the court system’s electronic website, had not yet been reviewed and approved by the County Clerk. Because court rules (22 NYCRR §202.5[d]) authorize the County Clerk to reject filings for various reasons, readers should be aware that documents bearing this legend may not have been accepted for filing by the County Clerk.	50 of 51

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MALMFELDT LAW GROUP P.C.
PAUL D. MALMFELDT (pro hac vice forthcoming) 120 N. LaSalle Street, Suite 2000
Chicago, IL 60602 Telephone: 312/606-8625 312/443-1665 (fax) pdm@malmfeldt.com

Attorneys for Plaintiff

This is a copy of a pleading filed electronically pursuant to New York State court rules (22 NYCRR §202.5-b(d)(3)(i)) which, at the time of its printout from the court system’s electronic website, had not yet been reviewed and approved by the County Clerk. Because court rules (22 NYCRR §202.5[d]) authorize the County Clerk to reject filings for various reasons, readers should be aware that documents bearing this legend may not have been accepted for filing by the County Clerk.	51 of 51